UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No	☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
	Name:	Haruyuki Nagata
	Title:	General Manager, Financial Accounting Dept.

Date:     September 30, 2011

September 30, 2011

Sumitomo Mitsui Financial Group, Inc. (Code: 8316) Sumitomo Mitsui Banking Corporation

Notice Regarding Commencement of the Tender Offer for Shares of Promise by

Sumitomo Mitsui Banking Corporation and Subscription by Sumitomo Mitsui

Financial Group or Sumitomo Mitsui Banking Corporation for New Shares Issued by

Promise by Way of Third-Party Allotment

Sumitomo Mitsui Banking Corporation (President: Takeshi Kunibe; “SMBC” or the “Tender Offeror”), a wholly-owned subsidiary of Sumitomo Mitsui Financial Group, Inc. (President: Koichi Miyata; “SMFG”), resolved at the meeting of the Board of Directors held on September 30, 2011, to acquire, subject to the approval of relevant regulatory authorities, the shares of common stock, the first series of stock acquisition rights for the stock compensation-type stock options (the “First Series of Stock Acquisition Rights”), the second series of stock acquisition rights for the stock compensation-type stock options (the “Second Series of Stock Acquisition Rights”) and the third series of stock acquisition rights for the stock compensation-type stock options (the “Third Series of Stock Acquisition Rights”; and, together with the First Series of Stock Acquisition Rights and the Second Series of Stock Acquisition Rights, collectively referred to as the “Stock Acquisition Rights”), as well as the euro yen callable bonds with stock acquisition rights due 2015 (the “Bonds with Stock Acquisition Rights”) issued by Promise Co., Ltd. (President and Representative Director: Ken Kubo; Tokyo Stock Exchange (“TSE”) First Section: 8574; “Promise” or the “Target”), an equity-method affiliate of SMFG and SMBC, by way of a tender offer (the “Tender Offer”). In addition, SMFG and SMBC, at their respective meetings of the Board of Directors held on the same day, respectively resolved that SMFG or SMBC will fully subscribe shares issued by Promise through the third-party allotment (the “Third-Party Allotment”). Through the share exchange under which SMFG will become a wholly-owning parent company of the Target and the Target will become a wholly-owned subsidiary of SMFG (the “Share Exchange”), SMFG intends to make Promise a wholly-owned subsidiary after the completion of the Third Party Allotment (the “Making Promise Wholly-owned Subsidiary”) (The series of transactions including the Tender Offer, the Third-Party Allotment and the Making Promise Wholly-owned Subsidiary shall be collectively referred to herein as the “Transactions”).

Additionally, with respect to the Transactions, SMFG, SMBC and Promise entered into a basic agreement (the “Basic Agreement”) on the same day, and SMFG and Promise entered into a share subscription agreement (the “Share Subscription Agreement”).

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I. Purpose and Background of the Transactions

1.    Purpose and Background

SMFG, the wholly-owing parent company of SMBC, is one of Japan’s largest bank holding companies, whose group has developed a wide variety of financial businesses centering on the banking business, and SMBC is one of the nation’s leading commercial banks and the core entity of the group. As a financial group whose mother market is Japan, SMFG focuses on its strategic business areas and aims to establish a globally competitive business, corporate and financial base in order to respond sufficiently to its clients’ needs in a timely and effective manner, while addressing new financial regulations and other issues. Specifically, SMFG designates five critical business areas consisting of “financial consulting for individuals,” “solution providing for corporations,” “commercial banking in emerging markets, especially in Asia,” “broker-dealer / investment banking,” and “non-asset business such as payment & settlement services and asset management” and implements and executes focused business strategy on group-wide basis, while developing the establishment of a solid corporate infrastructure that supports its business strategy. With respect to the consumer finance business, such as the consumer loan business and the credit card business, SMFG considers such consumer finance business as one of the line-ups of its financial consulting business for individuals, and promotes the enhancement of its cooperation among group companies.

Promise was established in 1962 as Kansai Financial Corporation, and, after the subsequent name changes and mergers, has developed its business since 1980 under the name of Promise Co., Ltd. The consumer loan service, which Promise newly introduced in 1963, that does not require joint guarantors or mortgages, and providing swift lending through use of system and convenience of repeated use within the maximum limit (current revolving system) was well perceived. Thereafter, by spreading its network of offices and ATMs throughout the nation, and constructing highly-accurate information systems and credit systems, Promise has established a framework for quickly responding to variety of customers’ funding needs. According to the annual securities report for the 50th fiscal year filed by Promise on June 27, 2011, Promise’s entire group had approximately 1,890,000 customers (by number of loan bookings), with the amount of outstanding loans being approximately JPY879.5 billion, as of March 31, 2011.

SMFG and Promise, aiming at establishing the top position in Japan in the consumer finance business, entered into a strategic business and capital alliance in the consumer finance business in 2004, by which Promise became an equity-method affiliate of SMFG and SMBC, and SMBC and Promise commenced the cooperative development of the unsecured loan business for individuals. Although the consumer finance business in SMFG group has faced a severe business environment, including a market scale reduction, as stated below, the unsecured loan business for individuals which SMBC and Promise have developed cooperatively (“cascade business”) has showed steady performance so far, with the amount of outstanding loans growing steadily.

SMFG group considers the Promise group as one of its core entity in its consumer finance business from the following reasons: (i) although the consumer finance business has faced a severe business environment, due to the strengthening of interest rate ceiling regulation and market scale reduction associated with the implementation of restriction on total volume for money lending, while the number of interest refund claims hovering at a high level, the business still remains a relatively higher margin and continuously and steadily profitable business, therefore, SMFG intends to, in the medium to long term, emphasize the consumer finance business as a part of its retail business line-up that support individual consumption, (ii) Promise will contribute to the enhancement of client base of SMFG group as the banks and consumer finance companies are in supplemental relationship due mainly to different characteristics of customers, and (iii) credit screening and other knowhow of Promise is strategically inevitable for the consumer finance business of SMFG group.

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Currently the management environment surrounding Promise remains severe, as stated above, and Promise has proactively promoted business structure reform in order to establish a solid foundation as the “No.1 consumer finance company both in terms of quality and quantity.” Specifically, Promise has implemented various measures: (i) streamlined its business operation through the total elimination of its staffed branches and substantial personnel downsizing, (ii) transformed its operational framework effectively while providing sophisticated services to its customers, including by integration with Sanyo Shinpan Finance Co., Ltd. and At-Loan Co., Ltd., and (iii) enlarge its operation through installation of its loan agreement machine and ATMs for SMBC in the branches of Promise, making loan agreement machine in SMBC’s branches available for Promise, and commencing guarantee services to a part of the card-type loans made by ORIX Credit Corporation.

Against backdrop, based on the recognition that (i) in order to reinforce the consumer finance business of SMFG group and to enhance earnings generation capacity promptly, it is necessary to build up an infrastructure accommodating group-wide prompt and flexible decision making by further strengthen the cooperation between Promise and SMFG group companies, and (ii) in order to effectively achieve the expansion of the consumer finance business centering on Promise, it is necessary to strengthen financial base of Promise; SMFG and SMBC started to discuss and consult with Promise for establishment of such infrastructure and strengthening of the financial base from early August 2011 and came to judge it best that, as stated below, SMFG ultimately makes Promise its wholly-owned subsidiary through and after the Tender Offer to be conducted by SMBC, and simultaneously strengthens the financial base of Promise promptly through subscription of the Third-Party Allotment by SMFG or SMBC.

Promise also is of the opinion that becoming a wholly-owned subsidiary of SMFG, which focuses on the consumer finance business as a part of its retail business line-up and place the Promise group as one of the core players of the consumer finance business, will enable Promise to implement various measures such as (i) the strengthening of the ability to develop operations by proactive utilization of the SMBC’s brand and channels, (ii) the strengthening of overseas business by utilizing SMFG group’s global management resources, and (iii) the redistribution to sales promotion and so forth of the management resources required for procurement of funds or head office functions, and therefore bring huge advantages. From this point of view, Promise believes that strengthening alliances with SMFG group companies and promptly strengthening its business and financial base through becoming a wholly-owned subsidiary of SMFG will (i) contribute to the establishment of a competitive advantage in the industry and further the enhancement of its enterprise value, and (ii) result in the enhancement of its profit-earning capacity in the aspect that more efficient and flexible business management will be possible by further utilizing the management resources of SMFG group.

After SMFG makes Promise a wholly-owned subsidiary, through further developing cooperation with SMFG group companies and utilizing SMBC’s brand and channels proactively, and also by maximally utilizing the financial base enforced by the Third-Party Allotment to SMFG or SMBC, SMFG and Promise plan to enlarge the Promise’s operations further and to strengthen the position of SMFG group in the consumer finance business on a group-wide basis.

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2.    Direction of the Strengthening of Business Alliances after Making Promise Wholly-owned Subsidiary

SMFG, SMBC and Promise entered into the Basic Agreement dated September 30, 2011 regarding strengthening of business alliances after SMFG makes Promise a wholly-owned subsidiary of SMFG. Specifically, under the common understanding that mutual business collaboration should be further strengthened, SMFG, SMBC and Promise agree to promptly establish a business alliance committee, and to the extent permitted by laws and regulations, to specifically consider the following matters, and strengthen mutual collaboration.

(1)	Further promotion of co-utilization of sales channel between Promise and SMBC

(2)	Enhancement of sales promotion at Promise through utilization of SMBC brand

(3)	Development of Promise’s retail business in Asia through collaboration with SMBC

(4)	Pursuit of efficiency through consolidation of servicer and middle back functions* within the group

(5)	Fortification of sharing various information including credit screening knowhow among SMFG group companies

*	Middle back functions mean back-office or support services including office work.

II. Tender Offer

1. Overview of Purchase, etc.

(1) Overview of the Tender Offer

As of today, the Tender Offeror holds 27,926,750 shares of common stock of the Target (the ratio to the total number of issued shares of the Target (134,866,665 shares) as of June 30, 2011 is 20.71% (the calculated number shall be rounded to the nearest hundredth)), and makes the Target an equity-method affiliate of the Tender Offeror. The Tender Offeror has decided that it will implement the Tender Offer for the purpose of acquiring all the issued shares of the Target (including shares of common stock of the Target that may be issued or transferred as a result of exercising stock acquisition rights and stock acquisition rights attached to bonds with stock acquisition rights; the same shall apply hereafter (the “Shares of the Target”), and excluding treasury shares owned by the Target) and all the Stock Acquisition Rights and the Bonds with Stock Acquisition Rights, with the ultimate goal of making the Target a wholly-owned subsidiary of SMFG, which is the wholly-owning parent company of the Tender Offeror. For the Tender Offer, no maximum or minimum number of shares scheduled to be purchased (the “Number of Shares Scheduled to be Purchased”) has been provided. If the Tender Offeror cannot acquire all the Shares of the Target (excluding treasury shares owned by the Target) through the Tender Offer, SMFG, the Tender Offeror and the Target, in principle, plan to make the Target a wholly-owned subsidiary of SMFG after going through a series of procedures including the Share Exchange.

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According to the “Notice Regarding Expression of our Opinion in Favor of the Tender Offer for our Shares by Sumitomo Mitsui Banking Corporation” dated September 30, 2011 announced by the Target, as a result that the Target carefully considered the purchase price of the Shares of the Target in the Tender Offer (the “Tender Offer Price”), the tender offer period in the Tender Offer (the “Tender Offer Period”), conditions that no maximum or minimum Number of Shares Scheduled to be Purchased is set, conditions of withdrawal of the Tender Offer and other conditions of the Tender Offer for the purpose to make the Target a wholly-owned subsidiary of SMFG, taking into consideration of, among other relevant documents, the report on valuation of shares and the fairness opinion described in “(ii) Share Valuation Report and Opinion from Independent Third Party Appraiser to the Target”, the report by the project team described in “(v) Establishment of Project Team at the Target for Eliminating Potential Conflicts of Interest” and advice from UBS Securities Japan Ltd. (“UBS Securities”) and Nishimura & Asahi as well as the response and opinion submitted by the third-party committee and other relevant materials described in “(vi) Establishment of Independent Third Party Committee at the Target” of “(2) Measures to Ensure Fairness of the Tender Offer including Measures to Ensure Fairness of the Tender Offer Price and Measures to Avoid Conflicts of Interest, etc.” below, the Target believes that strengthening alliances with each company in SMFG group and strengthening its business and financial base by becoming a wholly-owned subsidiary of SMFG through the Tender Offer would contribute to the enhancement of its profit-earning capacity and is the best solution from the perspective of enhancement of its enterprise value and the common interests of its shareholders, and also judged that the Tender Offer Price and other conditions of the Tender Offer are appropriate to the shareholders and the Tender Offer will provide a reasonable opportunity to the shareholders of the Target other than SMFG Group to sell their shares. For the above-mentioned reasons, the Target’s Board of Directors resolved (i) to express its opinion in favor of the Tender Offer and (ii) to recommend that the shareholders of the Target tender their shares in the Tender Offer at the meeting of the Target’s Board of Directors held today. In addition, the Target resolved to leave the decision whether to tender the Stock Acquisition Rights and the Bonds with Stock Acquisition Rights in the Tender Offer, to the judgment of the holders of the Stock Acquisition Rights and the holders of the Bonds with Stock Acquisition Rights as the Target has not verified the appropriateness of the Tender Offer Price for the Stock Acquisition Rights and the Bonds with Stock Acquisition Rights.

Of the directors of the Target, Mr. Syozo Watanabe and Mr. Masahiko Iwanami served as employees of the Tender Offeror until 2011 and 2010, respectively. Therefore, for the purpose of avoiding conflicts of interest, neither of them participated in any deliberation or voting concerning the Transactions, including the approval of the opinion in favor of the Tender Offer, at any meetings of the Board of Directors of the Target, nor were they involved in any discussions or negotiations with the Tender Offeror or SMFG.

At the meeting of the Board of Directors held on September 30, 2011, regarding the approval of the opinion in favor of the Tender Offer, all directors of the Target, except the above-mentioned two directors, were present, and the above-mentioned resolution was unanimously adopted. At that meeting of the Board of Directors, all of the four auditors (including two external auditors) of the Target were present and stated that they had no objection to the above-mentioned resolution.

(2) Measures to Ensure Fairness of the Tender Offer including Measures to Ensure Fairness of the Tender Offer Price and Measures to Avoid Conflicts of Interest, etc.

While the Tender Offeror is not a parent company of the Target as of the date hereof, the Target and the Tender Offeror have implemented the measures set forth below to ensure the fairness of the Tender Offer, including measures to ensure the fairness of the Tender Offer Price, and measures to avoid conflicts of interest, in light of the following factors: (i) the Tender Offeror holds 27,926,750 shares of the Target and the Target is an equity-method affiliate of the Tender Offeror; (ii) SMFG, the wholly-owning parent company of the Tender Offeror, the Tender Offeror and the Target have a business and capital alliance with each other; and (iii) the Tender Offeror or SMFG are expected to become controlling shareholders of the Target through the subscription of the Third-Party Allotment.

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	Financial Analysis Report from the Financial Advisor

In the process of determining the tender offer price, the Tender Offeror requested Goldman Sachs Japan Co. Ltd. (“Goldman Sachs”), a financial advisor for SMFG and the Tender Offeror, to perform financial analyses relating to the Target’s common stock, and received from Goldman Sachs the financial analysis report dated September 30, 2011 (the “Goldman Sachs Report”) prepared by Goldman Sachs. The Tender Offeror did not receive any financial analysis reports for the Target’s Stock Acquisition Rights and Bonds with Stock Acquisition Rights. Goldman Sachs is not a related party of either SMFG or the Tender Offeror and does not have any material conflicts of interest with respect to the Tender Offer.

(i)	Common Stock

SMFG and the Tender Offeror first prepared a financial projection for the Target and its subsidiaries and affiliates based on information presented to SMFG and the Tender Offeror by the management of the Target, and assessed the strategic rationale for, and the potential benefits of, the proposed transaction related to the Tender Offer, and assessed together with the Target’s management the past and current business operations, financial condition and future prospects of the Target.

Goldman Sachs, as part of preparing the Goldman Sachs Report referred to above and the fairness opinion described below, performed a historical stock price analysis, a dividend discount model (“DDM”) analysis, and a comparable company analysis. The DDM analysis and comparable company analysis were based on financial projections for the Target prepared by the managements of SMFG and the Tender Offeror, as approved for Goldman Sachs’ use by SMFG and the Tender Offeror. The respective analyses resulted in a range of implied values per share of the Target shown below.

1. Historical Stock Price Analysis:	JPY314 – 889

In performing the historical stock price analysis, Goldman Sachs used September 29, 2011 as the base date and reviewed the closing market prices of the Target for the 52 week period ending on such date.

2. DDM Analysis:	JPY687 – 878

In performing the DDM Analysis, Goldman Sachs analyzed the value of the Target’s common stock based on a discounting of future dividends, after taking into account retained earnings that would be necessary to maintain certain capital requirements, to be paid to the Target’s shareholders to present value.

3. Comparable Company Analysis:	JPY792 – 1,170

In performing the comparable company analysis, Goldman Sachs used September 29, 2011 as the base date and analyzed the value of the Target’s common stock by selecting a listed company that, while not directly comparable to the Target, is engaged in businesses that for purposes of analysis may be considered similar to the Target, and applying the comparable company’s estimated fiscal year 2013 March price to earnings multiple, based on the most recent publicly available information, to the financial projection for the Target prepared by the managements of SMFG and the Tender Offeror.

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Goldman Sachs provided its advisory services, the Goldman Sachs Report and Goldman Sachs’ fairness opinion described below solely for the information and assistance of the Boards of Directors of SMFG and the Tender Offeror in connection with their consideration of the Transactions. Goldman Sachs did not recommend any specific Tender Offer price to SMFG, the Tender Offeror or their Boards of Directors or that any specific Tender Offer price constituted the only appropriate offer price. Please refer to (Note) which sets forth in more detail the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Goldman Sachs.

Goldman Sachs’ financial analyses, the Goldman Sachs Report and Goldman Sachs’ fairness opinion described below are necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of September 30, 2011, and Goldman Sachs assumes no responsibility for updating, revising or reaffirming its financial analyses, the Goldman Sachs Report or its opinion based on circumstances, developments or events occurring after the date thereof. Goldman Sachs assumed with the consent of SMFG and the Tender Offeror that the financial analyses and forecasts for the Target prepared by the managements of SMFG and the Tender Offeror have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of SMFG and the Tender Offeror. Except as otherwise noted, the quantitative information used in Goldman Sachs’ financial analyses, to the extent it is based on market data, is based on market data as it existed on or before September 29, 2011 and is not necessarily indicative of current market conditions.

As of the date hereof, the Tender Offeror holds 27,926,750 shares of the Target’s common stock directly (20.71%, which is the ratio to the total number of issued shares (134,866,665 shares) as of June 30, 2011 (rounded to the nearest hundredth)).

The Tender Offeror, using as a reference the results of the financial analyses of the Target’s common stock by Goldman Sachs and taking into consideration the synergy effects to be created between the Tender Offeror and the Target, the results of business, legal, accounting and tax due diligence related to the Target including potential interest-refund claims risk, the Target’s revised earnings forecasts for the fiscal year ending March 2012 (April 1, 2011 to March 31, 2012), the likelihood of obtaining the support of the Target’s Board of Directors for the Tender Offer, the historical stock price of the Target, the likelihood of a successful completion of the Tender Offer, and other factors, as well as premium implied at the time of determining the tender offer price in precedent tender offers for share certificates etc. by entities other than the issuer, all considered as a whole, and in addition taking into account the results of discussions and negotiations with the Target, determined the Tender Offer Price under the Tender Offer to be JPY780 in cash per share of common stock of the Target at the meeting of the Tender Offeror’s Board of Directors held on September 30, 2011. SMFG and the Tender Offeror also received a fairness opinion from Goldman Sachs, dated September 30, 2011, to the effect that, as of such date and based upon and subject to certain conditions, including the limitations, assumptions and other matters described in (Note) below, the Tender Offer Price was fair from a financial point of view to SMFG, parent company of the wholly-owned subsidiary Tender Offeror, in the context of the Transactions contemplated by the Basic Agreement.

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The Tender Offer Price for the Target’s share of common stock proposed under the Tender Offer represents a premium of approximately 39.5% (rounded to one decimal place; hereinafter the same) on the JPY559 closing price of the Target’s share on the First Section of the Tokyo Stock Exchange on September 29, 2011, a premium of approximately 47.7%, on the JPY528 (rounded down to the nearest whole number; hereinafter the same) simple average of closing price of the Target’s share for the last 1 month (from August 30, 2011 to September 29, 2011), a premium of approximately 29.6% on the JPY602 simple average of closing price of the Target’s shares for the last 3 months (from June 30, 2011 to September 29, 2011) and premium of approximately 28.9% on the JPY605 simple average of closing price of the Target’s share for the last 6 months (from March 30, 2011 to September 29, 2011).

(Note)    The following is a supplemental explanation of the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with performing Goldman Sachs’ financial analyses of the Target’s common stock and preparing the Goldman Sachs Report and Goldman Sachs’ fairness opinion.

Goldman Sachs and its affiliates (the “Goldman Sachs Group”) are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, the Goldman Sachs Group may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, SMFG, the Tender Offeror, the Target and any of their respective affiliates or any currency or commodity that may be involved in the Transactions for their own account and for the accounts of their customers. Goldman Sachs has acted as financial advisor to SMFG and the Tender Offeror in connection with, and have participated in certain of the negotiations leading to, the Transactions. Goldman Sachs expects to receive fees for its services in connection with the Transactions, a principal portion of which is contingent upon consummation of the Transactions, and SMFG and the Tender Offeror have agreed to reimburse Goldman Sachs’ expenses arising, and indemnify Goldman Sachs against certain liabilities that may arise, out of Goldman Sachs’ engagement. The Goldman Sachs Group has provided certain investment banking services to SMFG, the Tender Offeror and their respective affiliates from time to time for which the Investment Banking Division of the Goldman Sachs Group has received, and may receive, compensation, including having acted as (i) financial advisor to SMFG and the Tender Offeror with regard to SMFG’s acquisition of Nikko Cordial Securities Inc. and other related businesses in October 2009, (ii) joint global coordinator with regard to SMFG’s issuance of 360,000,000 common shares in January 2010, (iii) lead dealer manager and structuring agent for SMFG, the Tender Offeror, SMFG Preferred Capital USD 1 Limited and SMFG Preferred Capital GBP 1 Limited with regard to tender offers for euro denominated perpetual subordinated bonds and dollar denominated perpetual subordinated bonds issued by the Tender Offeror, dollar denominated non-cumulative perpetual preferred securities issued by SMFG Preferred Capital USD 1 Limited, and sterling denominated non-cumulative perpetual preferred securities issued by SMFG Preferred Capital GBP 1 Limited (aggregate amount of EUR368,635,000 (principal amount basis), USD1,022,747,000 (principal amount basis), USD1,000,859,000 (liquidation preference basis), and GBP426,424,000 (liquidation preference basis), respectively) in February 2010, and (iv) financial advisor to SMFG and SMFG Card & Credit, Inc. (“FGCC”) with regard to FGCC’s acquisition of a control stake of Cedyna Financial Corporation in May 2010. The Goldman Sachs Group may also in the future provide investment banking services to SMFG, the Tender Offeror, the Target and their respective affiliates for which the Investment Banking Division of the Goldman Sachs Group may receive compensation.

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In connection with performing its financial analyses and preparing the Goldman Sachs Report and its opinion, Goldman Sachs has reviewed, among other things, the Basic Agreement; the Subscription Agreement; the Annual Securities Reports (Yuka Shoken Hokoku-sho) of the Target for the five fiscal years ended March 31, 2011 and SANYO SHINPAN FINANCE CO., LTD., which merged with the Target on October 10, 2010, for the four fiscal years ended March 31, 2010; the First Quarter Securities Report (Daiichi Shihanki Hokoku-Sho) of the Target for the first fiscal quarter ended June 30, 2011; certain other communications from the Target to its shareholders; certain internal financial analyses and forecasts for the Target prepared by its management; and certain financial analyses and forecasts for the Target prepared by the managements of SMFG and the Tender Offeror and approved for Goldman Sachs’ use by SMFG and the Tender Offeror (the “Forecasts”). Goldman Sachs has also held discussions with a member of the senior management of the Target regarding the assessment of the Target of the past and current business operations, financial condition and future prospects of the Target and with a member of the senior management of SMFG and the Tender Offeror regarding the assessment of SMFG and the Tender Offeror of the past and current business operations, financial condition and future prospects of the Target and the strategic rationale for, and the potential benefits of, the Transactions. In addition, Goldman Sachs has reviewed the reported price and trading activity for the shares of common stock of the Target, compared certain financial and stock market information for the Target with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent tender offers in the Japanese consumer finance industry specifically and in other industries generally, and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.

For purposes of performing its financial analyses and preparing the Goldman Sachs Report and its opinion, Goldman Sachs has relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by Goldman Sachs, and Goldman Sachs does not assume any responsibility for any such information. In that regard, Goldman Sachs has assumed with SMFG and the Tender Offeror’s consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of SMFG and the Tender Offeror. In addition, Goldman Sachs has not reviewed individual credit files nor has Goldman Sachs made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Target, SMFG or the Tender Offeror or any of their respective subsidiaries and Goldman Sachs has not been furnished with any such evaluation or appraisal. Goldman Sachs is not an expert in the evaluation of credit portfolios for purposes of assessing the adequacy of the reserves for credit losses and interest refunds with respect thereto and, accordingly, Goldman Sachs has relied on estimates provided to Goldman Sachs by the managements of SMFG and the Tender Offeror of the adequate amount of such reserves for the Target. Goldman Sachs has assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on SMFG, the Tender Offeror or the Target or on the expected benefits of the Transactions in any way meaningful to Goldman Sachs’ analysis. Goldman Sachs also has assumed that the Transactions, including the Tender Offer and the Third-Party Allotment, will be consummated on the terms set forth in the Basic Agreement and the Subscription Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to Goldman Sachs’ analysis.

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Goldman Sachs’ financial analyses, the Goldman Sachs Report and its opinion do not address the underlying business decision of SMFG and the Tender Offeror to engage in the Transactions, or the relative merits of the Transactions as compared to any strategic alternatives that may be available to SMFG or the Tender Offeror nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ written opinion addresses only the fairness from a financial point of view to SMFG, as of the date thereof, of the Tender Offer Price to be paid by the Tender Offeror in respect of each share of common stock of the Target in the Tender Offer pursuant to the Basic Agreement. Goldman Sachs does not express any view on, and Goldman Sachs’ opinion does not address, any other term or aspect of the Basic Agreement, the Subscription Agreement or the Transactions or any term or aspect of any other agreement or instrument contemplated by the Basic Agreement or the Subscription Agreement or entered into or amended in connection with the Transactions, including, without limitation, the Share Exchange, the Third-Party Allotment, the fairness of the Transactions to, or any consideration received in connection therewith by, the Tender Offeror, the holders of any class of securities, creditors, or other constituencies of SMFG and the Tender Offeror; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of SMFG, the Tender Offeror or the Target, or any class of such persons in connection with the Transactions, whether relative to the Tender Offer Price to be paid by the Tender Offeror in respect of each share of common stock of the Target in the Tender Offer pursuant to the Basic Agreement or otherwise. Goldman Sachs is not expressing any opinion as to the prices at which the shares of common stock of the Target or the shares of common stock of SMFG will trade at any time or as to the impact of the Transactions on the solvency or viability of SMFG, the Tender Offeror or the Target or the ability of SMFG, the Tender Offeror or the Target to pay their respective obligations when they come due. The Goldman Sachs Report and Goldman Sachs’ opinion do not constitute a recommendation as to whether any holder of shares of common stock of the Target, the Stock Acquisition Rights or Bonds with Stock Acquisition Rights should tender their shares, Stock Acquisition Rights or Bonds with Stock Acquisition Rights in the Tender Offer or any other matter. Goldman Sachs’ opinion has been approved by a fairness committee of the Goldman Sachs Group.

The preparation of a fairness opinion is a complex process and Goldman Sachs’ financial analyses, the Goldman Sachs Report and Goldman Sachs’ opinion are not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses, the Goldman Sachs Report or its opinion or the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ financial analyses, the Goldman Sachs Report or Goldman Sachs’ opinion. Goldman Sachs did not attribute any particular weight to any factor or any analysis it performed.

(ii)	Stock Acquisition Rights

The Stock Acquisition Rights, which are subject to the Tender Offer, are issued as a stock option to the directors, executive officers and employees of the Target. As a condition thereof, a holder of the Stock Acquisition Rights must exercise such right within five years from the day after the date on which such holder lost his position as a director, an auditor, an executive officer or an advisor (to whom the rules for executive officers are applicable). In addition, a holder of such Stock Acquisition Rights is required to obtain the approval of the Board of Directors of the Target before transferring the rights (including tender of such right in the Tender Offer). After taking into consideration the terms and conditions of the Stock Acquisition Rights, including the fact that the Tender Offeror would not be able to exercise the Stock Acquisition Rights even if it acquires such rights in the Tender Offer, the Tender Offeror decided to set the Tender Offer price at JPY1 per each Stock Acquisition Right.

–  10  –

(iii)	Bonds with Stock Acquisition Rights

The Tender Offer price of JPY2,765,880 per each Bond with Stock Acquisition Rights (face value of JPY 10,000,000) was determined by dividing the face value of JPY10,000,000 by JPY 2,820, which is the conversion price effective as of the commencement date of the Tender Offer (3,546 shares) (rounded down to the nearest whole number), and multiplying the quotient by JPY 780, which is the Tender Offer Price per share of common stock of the Target. Due to the implementation of the Third-Party Allotment, the conversion price of the Bonds with Stock Acquisition Rights is expected to be adjusted to approximately JPY2,662 per share after the day following the payment date of the Third-Party Allotment. However, because the purchase of the Bonds with Stock Acquisition Rights through the Tender Offer is made before the date on or after which the conversion price after adjustment of the Bond with Stock Acquisition Rights is applicable, the purchase price of the Bonds with Stock Acquisition Rights per par value of JPY 10,000,000 was calculated on the basis of the conversion price (JPY2,820) effective as of the commencement date of the Tender Offer.

‚      Obtainment by the Target of Share Valuation Report and Opinion from Independent Third Party Appraiser

(i)	Common Shares

In deciding the opinion on the Tender Offer, the Target has requested that Ernst & Young Transaction Advisory Services Co., Ltd. (“E&Y”), a third party appraiser independent from the Tender Offeror, SMFG and the Target evaluate its share, and obtained a share valuation report therefrom on September 28, 2011. The Target has also obtained an opinion to the effect that the Tender Offer Price is appropriate for its ordinary shareholders other than the Tender Offeror to a certain extent from a financial point of view based on the result of valuation in the share valuation report. The results of the valuation of the Target’s share by E&Y are as follows.

In calculating the Target’s share value, E&Y examined the Target’s business plans and other relevant information provided by the Target and determined that it would be appropriate to evaluate them from various perspectives. Accordingly, E&Y calculated the Target’s share value by the market price method, the discounted cash flow method (the “DCF method”) and the adjusted book value method.

(a)	Market price method

E&Y adopted the market price method, considering that it was a method for deciding a share value based on the listed company’s share price traded on a stock market, and therefore was the most objective valuation method suitable for evaluating the share value of a listed company. E&Y calculated that the value of the Target’s common shares was in the range of JPY492 to JPY722 per share, based on the maximum value and the minimum value of the closing prices of the Target’s common shares on the TSE First Section from May 16, 2011, the following business day of May 13, 2011, when the Target announced the financial results for the fiscal year ended March 2011, to September 28, 2011.

–  11  –

(b)	DCF method

E&Y adopted the DCF method, considering that it was an evaluation method based on the future cash flow (profit-earning capacity) generated from a company’s business activities and therefore was appropriate for evaluating the value of a going concern. Based on the Target’s business plans and other relevant information provided by the Target, E&Y calculated that the value of the Target’s common shares was in the range of JPY312 to JPY569 per share, by discounting the future cash flow that belongs to the Target shareholders to arrive at the present value by using a certain discount rate.

(c)	Adjusted book value method

E&Y adopted the adjusted book value method, considering that it was a method for evaluating the share value by the net asset value on the basis of the assets and liabilities on the balance sheet, reflecting a latent gain or loss based on the market value, and therefore was an appropriate valuation method for the Target, whose primary assets were financial assets. E&Y calculated the adjusted net asset value by adjusting the book value on the Target’s consolidated balance sheet as of March 31, 2011, by the amount of increase or decrease resulting from the market value evaluation of its assets and liabilities and by reflecting the changes in the book value during the period from March 31, 2011 to June 30, 2011. E&Y accordingly calculated that the value of the Target’s common shares was in the range of JPY97 to JPY193 per share.

E&Y has assumed that the public information, financial information and all other information provided by the Target that E&Y examined in calculating the Target’s share value was accurate and complete, and has not independently verified the accuracy or completeness of such information. E&Y has also assumed that the financial forecasts and other information related to the future provided by the Target were reasonably prepared based on the best forecasts and decisions that the Target management were able to render at the time, and that the Target’s financial status is subject to change depending on the forecasts of its management. E&Y has relied on such forecasts and related materials without performing an independent investigation. The calculation of the Target’s share value by E&Y reflects the content of “Announcement of Revision of Earnings Forecast and Dividends Forecast” released today, additional information regarding the Target, and economic conditions and other relevant factors available up to September 28, 2011.

(ii)	Stock Acquisition Rights

The Tender Offeror has decided that the purchase price per Stock Acquisition Right would be JPY1, as it would not be able to exercise any Stock Acquisition Right though it may purchase them through the Tender Offer due to the condition of the Stock Acquisition Rights that holders thereof must exercise such right within five years from the day after the date which such holder lost his position as a director, an auditor, an executive officer or an advisor (to whom the rules for executive officers are applicable). The Target has not obtained from E&Y, a third party appraiser, any valuation report or opinion on the appropriateness of the purchase price, given the fact that the Stock Acquisition Rights were issued as a stock-based compensation stock option and the purchase price per Stock Acquisition Right was JPY1. Furthermore, the Target has passed a resolution at its Board of Directors’ meeting held on September 30, 2011, to leave the decision whether to tender their shares in the Tender Offer up to the holders of the Stock Acquisition Rights, as the Target has not examined the appropriateness of the purchase price for the Stock Acquisition Rights.

–  12  –

(iii)	Bonds with Stock Acquisition Rights

As stated in “2. Overview of Purchase etc.”, and “(4) The Basis of Calculation, etc. of the Price for Purchase, etc.” below, the Tender Offeror has decided that the purchase price of the Bonds with Share Acquisition Rights per par value (JPY10,000,000) will be JPY2,765,880 in the Tender Offer, which is an amount obtained by dividing the par value (JPY10,000,000) by the conversion price effective as of the commencement date of the Tender Offer (JPY2,820). Due to the implementation of the Third-Party Allotment, the conversion price of the Bonds with Stock Acquisition Rights is expected to be adjusted to approximately JPY2,662 per share after the day following the payment date of the Third-Party Allotment. However, because the purchase of the Bonds with Stock Acquisition Rights through the Tender Offer is made before the date on or after which the conversion price after adjustment of the Bond with Stock Acquisition Rights is applicable, the purchase price of the Bonds with Stock Acquisition Rights per par value of JPY10,000,000 was calculated on the basis of the conversion price of (JPY2,820) effective as of the commencement date of the Tender Offer. The Target has not obtained from E&Y, a third party appraiser, any valuation report or opinion on the appropriateness of the purchase price in connection with the Bonds with Stock Acquisition Rights, given the following facts: (a) that the said purchase price of the Bonds with Stock Acquisition Rights would fall below the face value of the Bonds with Stock Acquisition Rights; and (b) that the Bonds with Stock Acquisition Rights would be redeemed at a price at least equal to the par value calculated pursuant to the applicable terms and conditions in accordance with the advance redemption clause if the Share Exchange would be conducted as provided in “(6) Others” below. Furthermore, the Target has passed a resolution at its Board of Directors’ meeting held on September 30, 2011, to leave the decision whether to tender their shares in the Tender Offer up to the holders of the Bonds with Stock Acquisition Rights, as the Target has not examined the appropriateness of the purchase price for the Bonds with Stock Acquisition Rights.

ƒ	Relatively Long Tender Offer Period

The Tender Offeror has set the Tender Offer Period in the Tender Offer to a relatively long period of 30 business days, while the minimum Tender Offer Period prescribed by law is 20 business days. This is to secure an appropriate opportunity for the Target’s shareholders to determine whether to tender their shares in the Tender Offer, as well as to secure an opportunity for potential purchasers other than the Tender Offeror to purchase the Target’s shares.

„	Advice from Independent Law Firm

The Target has retained Nishimura & Asahi, a legal advisor independent from the Target, the Tender Offeror and SMFG, and received legal advice therefrom on procedures related to the Transactions, in order to carefully deliberate the Transactions and to ensure the fairness and appropriateness of the decision-making of its Board of Directors.

–  13  –

…	Establishment of Project Team at the Target for Eliminating Potential Conflicts of Interest

In order to eliminate any possible potential arbitrariness in the decision-making process of the Target in connection with the Transactions, the Target has established a project team (the “PT”) consisting of: (a) Messrs. Ken Kubo and Yoshiyuki Tateishi, who are directors of the Target other than Mr. Shozo Watanabe, who used to be an employee of the Tender Offeror until 2011; Mr. Masahiko Iwanami who used to be an employee of the Tender Offeror until 2010; and Mr. Tomohiko Tashiro who used to be an employee of The Sumitomo Trust and Banking Co., Ltd., a major shareholder of the Target, until 2009, and who are independent from the Tender Offeror and SMFG; and (b) Mr. Masahide Kitakado, an executive officer. The PT has discussed and negotiated for the Tender Offer with the Tender Offeror, and considered the Transactions including the Tender Offer from the Target’s perspective, and carefully examined the propriety thereof based on advice from and consultation with UBS Securities, the Target’s financial advisor.

†	Establishment of Independent Third-Party Committee at the Target

On August 3, 2011, for the purpose of ensuring the appropriateness and fairness of the Transactions and ensuring the transparency and objectivity of the negotiations and decision-making process regarding the Transactions, the PT established a third-party committee consisting of three members — Mr. Shinji Mizuno, attorney at law of HIBIYA PARK LAW OFFICES, who is an external expert independent from the Target, the Tender Offeror, and SMFG; and Messrs. Hiroaki Mori and Takanori Yasunaga, external auditors of the Target — and asked the third-party committee to give its opinions on the following consultation issues: (i) the appropriateness of the conditions for the Tender Offer, including the Tender Offer Price, and (ii) the appropriateness of the Target deciding that conditions for the Tender Offer including the Tender Offer Price are not unfavorable to the minority shareholders of the Target, and thus expressing the opinion in favor of the Tender Offer.

The meetings of the third-party committee were held 5 times in total between August 11, 2011, and September 28 of the same year, and considered the above-mentioned consultation issues. In considering the above-mentioned consultation issues, the third-party committee received explanations from the Target about: (a) the contents of the proposal made by the Tender Offeror; (b) the state of discussions and negotiations with the Tender Offeror with respect to the conditions for the Tender Offer, including the Tender Offer Price, and other conditions for the Transactions; and (c) the purposes of the series of procedures planned to be implemented after the Tender Offer, as described under “(3) Policies on Organizational Restructuring Following the Tender Offer (Matters Relating to the So-called Second-Step Takeover)” below, and specific details of the Target’s enterprise value expected to be enhanced as a result thereof; and also interviewed officers of the Target and so forth. Additionally, the third-party committee referred to the share valuation report of the Target and the opinion that were submitted by E&Y to the Target, and received explanations from E&Y about the share valuation report of the Target and the opinion. In addition, the third-party committee received explanations about the procedures for the Transactions from UBS Securities and Nishimura & Asahi. Furthermore, the third-party committee appointed Nijubashi Partners, which is a law firm independent from the Target, the Tender Offeror, and SMFG, to be an independent legal advisor to the third-party committee; received legal advice therefrom on the Transactions; and obtained the legal opinion therefrom as of September 28, 2011, to the effect that the conditions for the Tender Offer as a part of the Transactions and the decision by the Target’s Board of Directors to express its opinion in favor of the Tender Offer are appropriate from a legal standpoint and do not violate the fiduciary duty owed by the directors of the Target. Based on these considerations, on September 29, 2011, the third-party committee submitted to the Board of Directors of the Target a response and opinion (including that conditions for the Tender Offer, including the Tender Offer Price are not unfavorable to the minority shareholders of the Target) to the effect that (i) the conditions for the Tender Offer, including the Tender Offer Price, are appropriate, and (ii) it is appropriate for the Target to decide that conditions for the Tender Offer, including the Tender Offer Price, are not unfavorable to the minority shareholders of the Target, and thus to express the opinion in favor of the Tender Offer.

–  14  –

‡	Approval of All Disinterested Directors

The Board of Directors of the Target carefully discussed and considered the Tender Offer Price, the Tender Offer Period, conditions that no maximum or minimum Number of Shares Scheduled to be Purchased is set, conditions of withdrawal of the Tender Offer and other various conditions for the Tender Offer that aims at SMFG making the Target its wholly-owned subsidiary, based on the share valuation report and opinion obtained from E&Y, reports from the PT, advice obtained from UBS Securities and Nishimura & Asahi, and the response and opinion submitted by, and other related materials of, the third-party committee. Consequently, the Board of Directors of the Target has decided (a) that to strengthen the alliance with SMFG’s group companies and promptly strengthen the Target’s business and financial base by becoming a wholly-owned subsidiary of SMFG through the Tender Offer will lead to an increase in the Target’s profit-earning capacity, and thus is the best measure in terms of the Target’s enterprise value and the shareholders’ common interest, and (b) that the Tender Offer Price and other various conditions for the Tender Offer are appropriate for the shareholders of the Target, and the Tender Offer will provide them, other than SMFG group, with a reasonable opportunity to sell their shares. For the above-mentioned reasons, the Board of Directors of the Target resolved at its meeting held on September 30, 2011, (i) to express an opinion in favor of the Tender Offer and (ii) to recommend that the shareholders of the Target tender their shares in the Tender Offer. In addition, the Board of Directors of the Target resolved, at the same meeting, (iii) as to whether or not the holders of the Stock Acquisition Rights and Bonds with Stock Acquisition Rights will tender their Stock Acquisition Rights and Bonds with Stock Acquisition Rights in the Tender Offer, to leave the decision up to the holders, as the Target has not examined the appropriateness of the purchase price regarding the Stock Acquisition Rights and the Bonds with Stock Acquisition Rights.

Of the directors of the Target, Mr. Shozo Watanabe and Mr. Masahiko Iwanami served as employees of the Tender Offeror until 2011 and 2010, respectively. Therefore, for the purpose of avoiding conflicts of interest, neither of them participated in any deliberation or voting concerning the Transactions, including the approval of the Tender Offer, at any meetings of the Board of Directors of the Target, nor were they involved in any discussions or negotiations with the Tender Offeror or SMFG.

At the meeting of the Board of Directors held on September 30, 2011, regarding the approval of the Tender Offer, all directors of the Target, except the two above-mentioned directors, were present, and the above-mentioned resolution was unanimously adopted. At that meeting of the Board of Directors, all of the four auditors (including two external auditors) of the Target were present and stated that they had no objection to the above-mentioned resolution.

–  15  –

ˆ	Securing Objective Circumstances that Ensure Appropriateness of Price

In the Subscription Agreement, the Target has made an agreement that (a) until the Third-Party Allotment is completed, the Target shall not, whether directly or indirectly, solicit any third party with respect to a certain management integration, organizational restructuring, capital alliance, equity participation, share transfer, business transfer, asset transfer, or other competing transactions, nor shall the Target cause any of its consolidated subsidiaries to engage in any of the foregoing (however, this shall not apply to the case where a tender offer targeting shares, etc. of the Target or other acquisition of the Target is proposed by a third party other than the Tender Offeror, and then it is reasonably determined that performing these obligations might constitute a breach of the fiduciary duty owed by the Target’s directors or auditors under the Companies Act, even if the fact that the Subscription Agreement has already been executed is taken into consideration), and that (b) if a proposal, a request for information provision, or so forth concerning any of these competing transactions is made by a third party, the Target shall promptly notify SMFG and the Tender Offeror of that fact (including the name of such third party) and of the details in writing, and discuss measures to be taken with SMFG and the Tender Offeror.

Except for the above, the Tender Offeror and the Target have not made any agreement that would, in the event of the actual appearance of a competing acquirer other than the Tender Offeror, restrain such competing acquirer from making contact and so forth with the Target.

(3) Policies on Organizational Restructuring Following the Tender Offer (Matters Relating to the So-called Second-Step Takeover)

In the event the Tender Offeror is unable to acquire all Shares of the Target (excluding treasury shares held by the Target) through the Tender Offer, SMFG, Tender Offeror and the Target in principle plan to make the Target a wholly-owned subsidiary of SMFG by implementing the share exchange with the Target after the Tender Offer, in which SMFG will become a wholly-owning parent and the Target will become a wholly-owned subsidiary, subject to the approval of the relevant regulatory authorities.

It is anticipated that, in the event the Share Exchange is implemented, the shares of SMFG’s common stock will be allocated and delivered in consideration for Shares of the Target held by the Target’s shareholders, and every shareholder of the Target, to whom not less than one share of SMFG’s common stock is allocated, will become a shareholder of SMFG. The Share Exchange is planned to be implemented, aiming the effective date to be in or around April 2012. Also, SMFG plans to deliver the shares of SMFG’s common stock that will be delivered in consideration for the Share Exchange, upon acquiring such shares through market purchases, etc., before the Share Exchange. The Share Exchange is planned to be implemented in the form of a summary share exchange (kanni kabushiki kokan) prescribed in the main text of Article 796, Paragraph 3 of the Companies Act, without obtaining the approval at a general meeting of shareholders of SMFG. Further, the Share Exchange may be implemented in the form of a short form share exchange (ryakushiki kabushiki kokan) prescribed in the provisions of Article 784, Paragraph 1 of the Companies Act, without obtaining the approval at a general meeting of shareholders of the Target.

–  16  –

The share exchange ratio applicable to the Share Exchange, where it is implemented, will be determined after the completion of the Tender Offer, through consultations between SMFG and the Target, giving full consideration to the interest of shareholders of the respective companies; however, when determining the consideration to be received by the Target’s shareholders upon the Share Exchange (i.e., SMFG’s shares; provided, however, that, if fractional number of share less than one (1) share are allocated, the proceeds for sale of such fractions shall be delivered), Shares of the Target are expected to be valued based on a price equivalent to the Tender Offer Price. In connection with the Share Exchange, any shareholder of the Target, which will become a wholly-owned subsidiary of SMFG, will be entitled to demand that the Target purchase the shares owned by such shareholder pursuant to the procedures prescribed by the Companies Act and other applicable laws and regulations. In such event, the purchase price will ultimately be determined by the court.

From the viewpoint of ensuring that the Share Exchange reflect the intention of the shareholders of the Target appropriately and that the Share Exchange be implemented with the support of the shareholders of the Target, it is agreed among SMFG, the Tender Offeror and the Target that: (i) if the ratio of the total number of shares tendered in the Tender Offer to the number obtained by subtracting the number of Shares of the Target held by the Tender Offeror as of the commencement date of the Tender Offer from the total number of issued Shares of the Target (excluding the number of treasury shares held by the Target and not including the number of shares to be issued under the Third-Party Allotment) (the “Number of Shares Held by Minority Shareholders”) becomes more than 50% (the “Minority Shareholder Tender Ratio”) (in this case, the ratio of voting rights to be held by the Tender Offeror after the Tender Offer to the number of voting rights of all shareholders as of March 31, 2011, which is 2,535,922 as stated in the Quarterly Report for the First Quarter of the 51st Fiscal Year submitted by the Target on August 12, 2011, is more than 61.02% (rounded to the nearest hundredth)), the Share Exchange shall be implemented on the understanding that the Making the Target Wholly-owned Subsidiary has obtained sufficient support from the shareholders of the Target; however, (ii) if the Minority Shareholder Tender Ratio becomes 50% or less, the Share Exchange shall be implemented only in the case where SMFG, the Tender Offeror and the Target confirm that the ratio of (a) the total number of Shares of the Target tendered in the Tender Offer plus the number of Shares of the Target held by the shareholders of the Target (excluding the Tender Offeror) who expressed their support for the Share Exchange upon the solicitation of the Tender Offer or after the Tender Offer to (b) the number obtained by subtracting (x) the number of shares held by shareholders to which direct solicitation may not be made in the Tender Offer for reasons such as their whereabouts were unknown from (y) the Number of Shares Held by Minority Shareholders becomes more than 50%, and if such confirmation is not made, the implementation of the Share Exchange shall be postponed or the details of the Share Exchange shall be changed. In any of the above cases, implementation of the Share Exchange is subject to receiving from the third-party committee of the Target an opinion to the effect that the implementation and method of the Share Exchange will not be detrimental to the interests of minority shareholders other than the Tender Offeror. The implementation and method of the Share Exchange are scheduled to be decided by around February 2012, and the specific procedures and timing for the implementation of the Share Exchange will be promptly announced as soon as they are decided upon consultation with the Target.

–  17  –

The Tender Offer is not intended to solicit the shareholders of the Target to support the implementation of the Share Exchange. With respect to the tax consequences of tendering in the Tender Offer or the Share Exchange, shareholders should consult their respective tax experts at their own responsibility.

(4) Expected Delisting and Reasons Therefor

The Shares of the Target are currently listed on the First Section of the Tokyo Stock Exchange. However, because the Tender Offeror has not set a maximum limit on the number of shares to be purchased through the Tender Offer, depending on the outcome of the Tender Offer, there is the possibility of the Shares of the Target being delisted in accordance with the prescribed procedures pursuant to the share delisting standards of the Tokyo Stock Exchange. Furthermore, even if these standards are not applicable, in the event that the Share Exchange is implemented as set forth in the aforementioned “(3) Policies on Organizational Restructuring Following the Tender Offer (Matters Relating to the So-Called Second-Step Takeover,” the Shares of the Target will be delisted in accordance with the prescribed procedures and pursuant to the share delisting standards of the Tokyo Stock Exchange. After the delisting, the Shares of the Target will no longer be able to be traded on the Tokyo Stock Exchange.

(5) Matters Relating to Material Agreements between the Tender Offeror and the Shareholders of the Target concerning the Tender of the Shareholders’ Shares in the Tender Offer

Not applicable.

(6) Others

Under the Basic Agreement dated September 30, 2011, the Target agrees with the Tender Offeror and SMFG that in the case where the Share Exchange is implemented, the Target will acquire, by the effective date of the Share Exchange, all the outstanding Stock Acquisition Rights without consideration in accordance with their terms and conditions.

In addition, the terms and conditions of the Bonds with Stock Acquisition Rights provide that, upon the passing of a resolution at a general meeting of shareholders of the Target (or, where a resolution of general meeting of shareholders is not necessary, at a meeting of the board of directors of the Target) for the Target to become a wholly-owned subsidiary of another corporation by way of a share exchange, the Target may, having given not less than 14 Tokyo business days’ prior notice to the holders of the Bonds with Stock Acquisition Rights, redeem all, but not some only, of the Bonds with Stock Acquisition Rights then outstanding, at a redemption price determined by reference to the redemption date and the parity of the Bonds with Stock Acquisition Rights in accordance with a certain formula (but which redemption price shall not be smaller than the principal amount of the Bonds with Stock Acquisition Rights), on the date (which shall in principle be the date of, or before, the effective date of the Share Exchange) specified for redemption in such notice.

–  18  –

Under the Basic Agreement dated September 30, 2011, the Target agrees with the Tender Offeror and SMFG that in the case where the Share Exchange is implemented, the Target will redeem, by the effective date of the Share Exchange, all the outstanding Bonds with Stock Acquisition Rights, in accordance with the early redemption clause provided for in the terms and conditions of the Bonds with Stock Acquisition Rights, at a redemption price calculated in accordance with such provisions.

The Target is reported to have resolved to revise its dividends forecast for the fiscal year ending March 31, 2012 and not to pay its fiscal year-end dividends for the fiscal year ending March 31, 2012 at the meeting of the Board of Directors of the Target held today. For details, please refer to the “Announcement of Revision of Earnings and Dividends Forecasts” issued today by the Target.

2. Overview of Purchase, etc.

(1) Profile of the Target

(1)	Name:	Promise Co., Ltd.
(2)	Head Office:	2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo
(3)	Name and Title of Representative:	Ken Kubo, President and Representative Director
(4)	Business:	Consumer finance business
(5)	Capital Amount:	JPY 80,737 million
(6)	Date of Incorporation:	March 20, 1962
		Sumitomo Mitsui Banking Corporation	20.71%
		Yumiko Jinnai	5.67%
(7)	Major Shareholders and Shareholding Ratios (as of March 31, 2011):	STATE STREET BANK CLIENT OMNIBUS 0M04 (Standing proxy: The Hongkong and Shanghai Banking Corporation Limited, Tokyo Branch)	4.06%
		The Sumitomo Trust and Banking Co., Ltd.	2.97%
		CHASE MANHATTAN BANK GTS CLIENTS ACCOUNT ESCROW (Standing proxy: Mizuho Corporate Bank, Ltd., Settlement & Clearing Services Division)	2.75%
		Daiwa Securities Capital Markets Co. Ltd.	2.26%
		GOLDMAN, SACHS & CO. REG (Standing proxy: Goldman Sachs Japan Co., Ltd.)	2.17%
		MOXLEY AND COMPANY (Standing proxy: Sumitomo Mitsui Banking Corporation)	2.11%
		J.P. MORGAN CLEARING CORP-CLEARING (Standing proxy: Citibank Japan Ltd.)	1.95%
		The Master Trust Bank of Japan, Ltd. (Trust unit)	1.70%
(8)	Relationship between the Tender Offeror and the Target:	Capital Relationship	As of September 30, 2011, the Tender Offeror is the largest shareholder of the Target holding 27,926,750 shares of common stock (representing 20.71% of the ratio to the total number of issued shares (134,866,665 shares) as of June 30, 2011 (rounded to the nearest hundredth)).
		Personnel Relationship	Among the directors of the Target, Mr. Ken Kubo, Mr. Shozo Watanabe and Mr. Masahiko Iwanami were officers/employees of the Tender Offeror. As of September 30, 2011, 17 employees of the Tender Offeror are seconded to the Target.
		Transaction Relationship	The Tender Offeror provides loans to the Target. The Tender Offeror and SMFG, its parent company, have established a business alliance with the Target in respect of the consumer finance business.
		Status as a Related Party	The Target is an equity-method affiliate of the Tender Offeror and, therefore, is a related party thereof.

–  19  –

(2) Schedule, etc.

(i) Schedule

Date of Resolutions of Meetings of Board of Directors	September 30, 2011 (Friday)
Date of Public Notice of Commencement of the Tender Offer

October 18, 2011 (Tuesday) (Scheduled)

Public notice will be made electronically, and then a notice will be posted in The Nihon Keizai Shimbun to the effect that such public notice has been made.

(URL for the electronic public notice: http://info.edinet-fsa.go.jp/)

Date of Filing of the Tender Offer Registration Statement	October 18, 2011 (Tuesday) (Scheduled)

(ii) Period for the Tender Offer as of Filing of Registration Statement

From October 18, 2011 (Tuesday) to November 30, 2011 (Wednesday) (30 business days in Japan)

(iii) Possible Extension of Tender Offer Period at the Target’s Request

Not Applicable.

–  20  –

(3) Price for Purchase, etc.

Shares of Common Stock	JPY 780 per share
First Series of Stock Acquisition Rights	JPY 1 per stock acquisition right
Second Series of Stock Acquisition Rights	JPY 1 per stock acquisition right
Third Series of Stock Acquisition Rights	JPY 1 per stock acquisition right
Bonds with Stock Acquisition Rights	JPY 2,765,880 per bond with stock acquisition right (JPY 10,000,000 par value)

(4) The Basis of Calculation, etc. of the Price for Purchase, etc.

    Basis of Determination of the Tender Offer Price

(i) Common Stock

In the process of determining the Tender Offer Price, the Tender Offeror requested Goldman Sachs, a financial advisor for SMFG and the Tender Offeror, to perform financial analyses relating to the Target’s common stock, and received the Goldman Sachs Report dated September 30, 2011. A summary of the analyses is set forth below.

The Tender Offer Price of JPY780 in cash per share of common stock of the Target was determined by the Tender Offeror, using as a reference the results of the financial analyses in the Goldman Sachs Report, and taking into consideration other factors described below, all considered as a whole. A summary of the financial analyses is set forth below.

SMFG and the Tender Offeror first prepared a financial projection for the Target and its subsidiaries and affiliates based on information presented to SMFG and the Tender Offeror by the management of the Target, and assessed the strategic rationale for, and the potential benefits of, the proposed transaction related to the Tender Offer, and assessed together with the Target’s management the past and current business operations, financial condition and future prospects of the Target.

Goldman Sachs, as part of preparing the Goldman Sachs Report and the fairness opinion referred to above, performed a historical stock price analysis, a dividend discount model (DDM) analysis, and a comparable company analysis. The DDM analysis and comparable company analysis were based on financial projections for the Target prepared by the managements of SMFG and the Tender Offeror, as approved for Goldman Sachs’ use by SMFG and the Tender Offeror. The respective analyses resulted in a range of implied values per share of the Target shown below.

–  21  –

1. Historical Stock Price Analysis:	JPY314 – 889

In performing the historical stock price analysis, Goldman Sachs used September 29, 2011 as the base date and reviewed the closing market prices of the Target for the 52 week period ending on such date.

2. DDM Analysis:	JPY687 – 878

In performing the DDM Analysis, Goldman Sachs analyzed the value of the Target’s common stock based on a discounting of future dividends, after taking into account retained earnings that would be necessary to maintain certain capital requirements, to be paid to the Target’s shareholders to present value.

3. Comparable Company Analysis:	JPY792 – 1,170

In performing the comparable company analysis, Goldman Sachs used September 29, 2011 as the base date and analyzed the value of the Target’s common stock by selecting a listed company that, while not directly comparable to the Target, is engaged in businesses that for purposes of analysis may be considered similar to the Target, and applying the comparable company’s estimated fiscal year 2013 March price to earnings multiple, based on the most recent publicly available information, to the financial projection for the Target prepared by the managements of SMFG and the Tender Offeror.

Goldman Sachs provided its advisory services and the Goldman Sachs Report solely for the information and assistance of the Boards of Directors of SMFG and the Tender Offeror in connection with their consideration of the Transactions. Goldman Sachs did not recommend any specific Tender Offer price to SMFG, the Tender Offeror or their Boards of Directors or that any specific Tender Offer price constituted the only appropriate offer price. Please refer to the following (Note) which sets forth in more detail the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Goldman Sachs.

Goldman Sachs’ financial analyses and the Goldman Sachs Report are necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of September 30, 2011, and Goldman Sachs assumes no responsibility for updating, revising or reaffirming its financial analyses or the Goldman Sachs Report based on circumstances, developments or events occurring after the date thereof. Goldman Sachs assumed with the consent of SMFG and the Tender Offeror that the financial analyses and forecasts for the Target prepared by the managements of SMFG and the Tender Offeror have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of SMFG and the Tender Offeror. Except as otherwise noted, the quantitative information used in Goldman Sachs’ financial analyses, to the extent it is based on market data, is based on market data as it existed on or before September 29, 2011 and is not necessarily indicative of current market conditions.

–  22  –

As of the date hereof, the Tender Offeror holds 27,926,750 shares of the Target’s common stock directly (representing 20.71% of the total number of issued shares (134,866,665 shares) as of June 30, 2011 (rounded to the nearest hundredth)).

The Tender Offeror, using as a reference the results of such financial analyses by Goldman Sachs and taking into consideration the synergy effects to be created between the Tender Offeror and the Target, the results of business, legal, accounting and tax due diligence related to the Target including potential interest-refund claims risk, the Target’s revised earnings forecasts for the fiscal year ending March 2012 (April 1, 2011 to March 31, 2012), the likelihood of obtaining the support of the Target’s Board of Directors for the Tender Offer, the historical stock price of the Target, the likelihood of a successful completion of the Tender Offer, and other factors, as well as premium implied at the time of determining the tender offer price in precedent tender offers for share certificates etc. by entities other than the issuer, all considered as a whole, and in addition taking into account the results of discussions and negotiations with the Target, determined the Tender Offer Price under the Tender Offer to be JPY780 in cash per share of common stock of the Target at the meeting of the Tender Offeror’s Board of Directors held on September 30, 2011.

The Tender Offer Price for the Target’s share of common stock proposed under the Tender Offer represents a premium of approximately 39.5% (rounded to one decimal place; hereinafter the same in “(i) Common Stock”) on the JPY559 closing price of the Target’s share on the First Section of the Tokyo Stock Exchange on September 29, 2011), a premium of approximately 47.7%, on the JPY528 (rounded down to the nearest whole number; hereinafter the same in “(i) Common Stock”) simple average of closing price of the Target’s share for the last 1 month (from August 30, 2011 to September 29, 2011), a premium of approximately 29.6% on the JPY602 simple average of closing price of the Target’s shares for the last 3 months (from June 30, 2011 to September 29, 2011) and premium of approximately 28.9% on the JPY605 simple average of closing price of the Target’s share for the last 6 months (from March 30, 2011 to September 29, 2011).

(Note) The following is a supplemental explanation of the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with performing Goldman Sachs’ financial analyses of the Target’s common stock and preparing the Goldman Sachs Report and Goldman Sachs’ fairness opinion.

The Goldman Sachs Group is engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, the Goldman Sachs Group may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, SMFG, the Tender Offeror, the Target and any of their respective affiliates or any currency or commodity that may be involved in the Transactions for their own account and for the accounts of their customers. Goldman Sachs has acted as financial advisor to SMFG and the Tender Offeror in connection with, and have participated in certain of the negotiations leading to, the Transactions. Goldman Sachs expects to receive fees for its services in connection with the Transactions, a principal portion of which is contingent upon consummation of the Transactions, and SMFG and the Tender Offeror have agreed to reimburse Goldman Sachs’ expenses arising, and indemnify Goldman Sachs against certain liabilities that may arise, out of Goldman Sachs’ engagement. The Goldman Sachs Group has provided certain investment banking services to SMFG, the Tender Offeror and their respective affiliates from time to time for which the Investment Banking Division of the Goldman Sachs Group has received, and may receive, compensation, including having acted as (i) financial advisor to SMFG and the Tender Offeror with regard to SMFG’s acquisition of Nikko Cordial Securities Inc. and other related businesses in October 2009, (ii) joint global coordinator with regard to SMFG’s issuance of 360,000,000 common shares in January 2010, (iii) lead dealer manager and structuring agent for SMFG, the Tender Offeror, SMFG Preferred Capital USD 1 Limited and SMFG Preferred Capital GBP 1 Limited with regard to tender offers for euro denominated perpetual subordinated bonds and dollar denominated perpetual subordinated bonds issued by the Tender Offeror, dollar denominated non-cumulative perpetual preferred securities issued by SMFG Preferred Capital USD 1 Limited, and sterling denominated non-cumulative perpetual preferred securities issued by SMFG Preferred Capital GBP 1 Limited (aggregate amount of EUR368,635,000 (principal amount basis), USD1,022,747,000 (principal amount basis), USD1,000,859,000 (liquidation preference basis),and GBP426,424,000 (liquidation preference basis), respectively) in February 2010, and (iv) financial advisor to FGCC with regard to FGCC’s acquisition of a control stake of Cedyna Financial Corporation in May 2010. The Goldman Sachs Group may also in the future provide investment banking services to SMFG, the Tender Offeror, the Target and their respective affiliates for which the Investment Banking Division of the Goldman Sachs Group may receive compensation.

–  23  –

In connection with performing its financial analyses and preparing the Goldman Sachs Report and its opinion, Goldman Sachs has reviewed, among other things, the Basic Agreement; the Subscription Agreement; the Annual Securities Reports (Yuka Shoken Hokoku-sho) of the Target for the five fiscal years ended March 31, 2011 and SANYO SHINPAN FINANCE CO., LTD., which merged with the Target on October 10, 2010, for the four fiscal years ended March 31, 2010; the First Quarter Securities Report (Daiichi Shihanki Hokoku-Sho) of the Target for the first fiscal quarter ended June 30, 2011; certain other communications from the Target to its shareholders; the Forecasts Goldman Sachs has also held discussions with a member of the senior management of the Target regarding the assessment of the Target of the past and current business operations, financial condition and future prospects of the Target and with a member of the senior management of SMFG and the Tender Offeror regarding the assessment of SMFG and the Tender Offeror of the past and current business operations, financial condition and future prospects of the Target and the strategic rationale for, and the potential benefits of, the Transactions. In addition, Goldman Sachs has reviewed the reported price and trading activity for the shares of common stock of the Target, compared certain financial and stock market information for the Target with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent tender offers in the Japanese consumer finance industry specifically and in other industries generally, and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.

For purposes of performing its financial analyses and preparing the Goldman Sachs Report and its opinion, Goldman Sachs has relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by Goldman Sachs, and Goldman Sachs does not assume any responsibility for any such information. In that regard, Goldman Sachs has assumed with SMFG and the Tender Offeror’s consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of SMFG and the Tender Offeror. In addition, Goldman Sachs has not reviewed individual credit files nor has Goldman Sachs made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Target, SMFG or the Tender Offeror or any of their respective subsidiaries and Goldman Sachs has not been furnished with any such evaluation or appraisal. Goldman Sachs is not an expert in the evaluation of credit portfolios for purposes of assessing the adequacy of the reserves for credit losses and interest refunds with respect thereto and, accordingly, Goldman Sachs has relied on estimates provided to Goldman Sachs by the managements of SMFG and the Tender Offeror of the adequate amount of such reserves for the Target. Goldman Sachs has assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on SMFG, the Tender Offeror or the Target or on the expected benefits of the Transactions in any way meaningful to Goldman Sachs’ analysis.

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Goldman Sachs also has assumed that the Transactions, including the Tender Offer and the Third-Party Allotment, will be consummated on the terms set forth in the Basic Agreement and the Subscription Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to Goldman Sachs’ analysis.

Goldman Sachs’ financial analyses, the Goldman Sachs Report and its opinion do not address the underlying business decision of SMFG and the Tender Offeror to engage in the Transactions, or the relative merits of the Transactions as compared to any strategic alternatives that may be available to SMFG or the Tender Offeror nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ written opinion addresses only the fairness from a financial point of view to SMFG, as of the date thereof, of the Tender Offer Price to be paid by the Tender Offeror in respect of each share of common stock of the Target in the Tender Offer pursuant to the Basic Agreement. Goldman Sachs does not express any view on, and Goldman Sachs’ opinion does not address, any other term or aspect of the Basic Agreement, the Subscription Agreement or the Transactions or any term or aspect of any other agreement or instrument contemplated by the Basic Agreement or the Subscription Agreement or entered into or amended in connection with the Transactions, including, without limitation, the Share Exchange, the Third-Party Allotment, the fairness of the Transactions to, or any consideration received in connection therewith by, the Tender Offeror, the holders of any class of securities, creditors, or other constituencies of SMFG and the Tender Offeror; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of SMFG, the Tender Offeror or the Target, or any class of such persons in connection with the Transactions, whether relative to the Tender Offer Price to be paid by the Tender Offeror in respect of each share of common stock of the Target in the Tender Offer pursuant to the Basic Agreement or otherwise. Goldman Sachs is not expressing any opinion as to the prices at which the shares of common stock of the Target or the shares of common stock of SMFG will trade at any time or as to the impact of the Transactions on the solvency or viability of SMFG, the Tender Offeror or the Target or the ability of SMFG, the Tender Offeror or the Target to pay their respective obligations when they come due. The Goldman Sachs Report and Goldman Sachs’ opinion do not constitute a recommendation as to whether any holder of shares of common stock of the Target, the Stock Acquisition Rights or Bonds with Stock Acquisition Rights should tender their shares, Stock Acquisition Rights or Bonds with Stock Acquisition Rights in the Tender Offer or any other matter. Goldman Sachs’ opinion has been approved by a fairness committee of the Goldman Sachs Group.

The preparation of a fairness opinion is a complex process and Goldman Sachs’ financial analyses, the Goldman Sachs Report and Goldman Sachs’ opinion are not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses, the Goldman Sachs Report or its opinion or the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ financial analyses, the Goldman Sachs Report or Goldman Sachs’ opinion. Goldman Sachs did not attribute any particular weight to any factor or any analysis it performed.

(ii)        Stock Acquisition Rights

The Stock Acquisition Rights, which are subject to the Tender Offer, are issued as a stock option to the directors, executive officers and employees of the Target. As a condition thereof, a holder of the Stock Acquisition Rights must exercise such right within five years from the day after the date on which such holder lost his position as a director, an auditor, an executive officer or an advisor (to whom the rules for executive officers are applicable). In addition, a holder of such Stock Acquisition Rights is required to obtain the approval of the Board of Directors of the Target before transferring the rights (including tender of such right in the Tender Offer). After taking into consideration the terms and conditions of the Stock Acquisition Rights, including the fact that the Tender Offeror would not be able to exercise the Stock Acquisition Rights even if it acquires such rights in the Tender Offer, the Tender Offeror decided to set the Tender Offer price at JPY1 per each Stock Acquisition Right.

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(iii)        Bonds with Stock Acquisition Rights

The Tender Offer price of JPY2,765,880 per each Bond with Stock Acquisition Rights (face value of JPY 10,000,000) was determined by dividing the face value of JPY10,000,000 by JPY 2,820, which is the conversion price effective as of the commencement date of the Tender Offer (3,546 shares) (rounded down to the nearest whole number), and multiplying the quotient by JPY 780, which is the Tender Offer Price per share of common stock of the Target. Due to the implementation of the Third-Party Allotment, the conversion price of the Bonds with Stock Acquisition Rights is expected to be adjusted to approximately JPY2,662 per share after the day following the payment date of the Third-Party Allotment. However, because the purchase of the Bonds with Stock Acquisition Rights through the Tender Offer is made before the date on or after which the conversion price after adjustment of the Bond with Stock Acquisition Rights is applicable, the purchase price of the Bonds with Stock Acquisition Rights per par value of JPY 10,000,000 was calculated on the basis of the conversion price (JPY2,820) effective as of the commencement date of the Tender Offer.

‚	Background to Determination

SMFG group considers the Target group as one of its core entity in its consumer finance business from the following reasons: (i) although the consumer finance business has faced a severe business environment, due to the strengthening of interest rate ceiling regulation and market scale reduction associated with the implementation of restriction on total volume for money lending, while the number of interest refund claims hovering at a high level, the business still remains a relatively higher margin and continuously and steadily profitable business, therefore, SMFG intends to, in the medium to long term, emphasize the consumer finance business as a part of its retail business line-up that support individual consumption, (ii) the Target will contribute to the enhancement of client base of SMFG group as the banks and consumer finance companies are in supplemental relationship due mainly to different characteristics of customers, and (iii) credit screening and other knowhow of the Target is strategically inevitable for the consumer finance business of SMFG group.

Currently the management environment surrounding the Target remains severe, as stated above, and the Target has proactively promoted business structure reform in order to establish a solid foundation as the “No.1 consumer finance company both in terms of quality and quantity.” Specifically, the Target has implemented various measures: (i) streamlined its business operation through the total elimination of its staffed branches and substantial personnel downsizing, (ii) transformed its operational framework effectively while providing sophisticated services to its customers, including by integration with Sanyo Shinpan Finance Co., Ltd. and At-Loan Co., Ltd., and (iii) enlarge its operation through installation of its loan agreement machine and ATMs for the Tender Offeror in the branches of the Target, making loan agreement machine in the Tender Offeror’s branches available for the Target, and commencing guarantee services to a part of the card-type loans made by ORIX Credit Corporation.

–  26  –

Against backdrop, based on the recognition that (i) in order to reinforce the consumer finance business of SMFG group and to enhance earnings generation capacity promptly, it is necessary to build up an infrastructure accommodating group-wide prompt and flexible decision making by further strengthen the cooperation between the Target and SMFG group companies, and (ii) in order to effectively achieve the expansion of the consumer finance business centering on the Target, it is necessary to strengthen financial base of the Target; SMFG and the Tender Offeror started to discuss and consult with the Target for establishment of such infrastructure and strengthening of the financial base from early August 2011 and came to judge it best that, as stated below, SMFG ultimately makes the Target its wholly-owned subsidiary through and after the Tender Offer to be conducted by the Tender Offeror, and simultaneously strengthens the financial base of the Target promptly through subscription of the Third-Party Allotment by SMFG or the Tender Offeror.

The Target also is of the opinion that becoming a wholly-owned subsidiary of SMFG, which focuses on the consumer finance business as a part of its retail business line-up and place the Target group as one of the core players of the consumer finance business, will enable the Target to implement various measures such as (i) the strengthening of the ability to develop operations by proactive utilization of the Tender Offeror’s brand and channels, (ii) the strengthening of overseas business by utilizing SMFG group’s global management resources, and (iii) the redistribution to sales promotion and so forth of the management resources required for procurement of funds or head office functions, and therefore bring huge advantages. From this point of view, the Target convinces that strengthening alliances with SMFG group companies and promptly strengthening its business and financial base through becoming a wholly-owned subsidiary of SMFG will (i) contribute to the establishment of a competitive advantage in the industry and further the enhancement of its enterprise value, and (ii) result in the enhancement of its profit-earning capacity in the aspect that more efficient and flexible business management will be possible by further utilizing the management resources of SMFG group.

In the process of determining the tender offer price, the Tender Offeror requested Goldman Sachs to perform financial analyses relating to the Target’s common stock, and received the Goldman Sachs Report dated September 30, 2011. The Tender Offeror did not receive any financial analysis reports for the Target’s Stock Acquisition Rights and Bonds with Stock Acquisition Rights. Goldman Sachs is not a related party of either SMFG or the Tender Offeror and does not have any material conflicts of interest with respect to the Tender Offer.

(1) Common Stock

SMFG and the Tender Offeror first prepared a financial projection for the Target and its subsidiaries and affiliates based on information presented to SMFG and the Tender Offeror by the management of the Target, and assessed the strategic rationale for, and the potential benefits of, the proposed transaction related to the Tender Offer, and assessed together with the Target’s management the past and current business operations, financial condition and future prospects of the Target.

The Tender Offeror, using as a reference the results of the financial analyses of the Target’s common stock in the Goldman Sachs Report received from Goldman Sachs and taking into consideration the synergy effects to be created between the Tender Offeror and the Target, the results of business, legal, accounting and tax due diligence related to the Target including potential interest-refund claims risk, the Target’s revised earnings forecasts for the fiscal year ending March 2012 (April 1, 2011 to March 31, 2012), the likelihood of obtaining the support of the Target’s Board of Directors for the Tender Offer, the historical stock price of the Target, the likelihood of a successful completion of the Tender Offer, and other factors, as well as premium implied at the time of determining the tender offer price in precedent tender offers for share certificates etc. by entities other than the issuer, all considered as a whole, and in addition taking into account the results of discussions and negotiations with the Target, determined the Tender Offer Price under the Tender Offer to be JPY780 in cash per share of common stock of the Target at the meeting of the Tender Offeror’s Board of Directors held on September 30, 2011.

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(2) Stock Acquisition Rights

The Stock Acquisition Rights, which are subject to the Tender Offer, are issued as a stock option to the directors, executive officers and employees of the Target. As a condition thereof, a holder of the Stock Acquisition Rights must exercise such right within five years from the day after the date on which such holder lost his position as a director, an auditor, an executive officer or an advisor (to whom the rules for executive officers are applicable). In addition, a holder of such Stock Acquisition Rights is required to obtain the approval of the Board of Directors of the Target before transferring the rights (including tender of such right in the Tender Offer). After taking into consideration the terms and conditions of the Stock Acquisition Rights, including the fact that the Tender Offeror would not be able to exercise the Stock Acquisition Rights even if it acquires such rights in the Tender Offer, the Tender Offeror decided to set the Tender Offer price at JPY1 per each Stock Acquisition Right.

(3) Bonds with Stock Acquisition Rights

The Tender Offer price of JPY2,765,880 per each Bond with Stock Acquisition Rights (face value of JPY 10,000,000) was determined by dividing the face value of JPY10,000,000 by JPY 2,820, which is the conversion price effective as of the commencement date of the Tender Offer (3,546 shares) (rounded down to the nearest whole number), and multiplying the quotient by JPY 780, which is the Tender Offer Price per share of common stock of the Target. Due to the implementation of the Third-Party Allotment, the conversion price of the Bonds with Stock Acquisition Rights is expected to be adjusted to approximately JPY2,662 per share after the day following the payment date of the Third-Party Allotment. However, because the purchase of the Bonds with Stock Acquisition Rights through the Tender Offer is made before the date on or after which the conversion price after adjustment of the Bond with Stock Acquisition Rights is applicable, the purchase price of the Bonds with Stock Acquisition Rights per par value of JPY 10,000,000 was calculated on the basis of the conversion price (JPY2,820) effective as of the commencement date of the Tender Offer.

ƒ	Relationship with the financial advisor

Goldman Sachs, the financial advisor to SMFG and the Tender Offeror, is not a related party of either SMFG or the Tender Offeror and does not have any material conflicts of interest with respect to the Tender Offer.

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(5) Number of Share Certificates, etc. to be Purchased through the Tender Offer

	Number of Shares Scheduled to be Purchased	Minimum Number of Shares Scheduled to be Purchased	Maximum Number of Shares Scheduled to be Purchased
Common Stock	113,891,049 shares	- shares	- shares

(Note 1) There will be no maximum or minimum amount set for the Number of Shares Scheduled to be Purchased through the Tender Offer; all tendered shares will be acquired.

(Note 2) Fractional unit shares are also subject to the Tender Offer.    Note, if pursuant to the Companies Act, a shareholder exercises its right to request the purchase of fractional unit shares by the Target, the Target may purchase its own shares during the Tender Offer Period pursuant to the procedures set forth in the laws and regulations.

(Note 3) The shares held by the Target will not be purchased through this Tender Offer.

(Note 4) The Number of Shares Scheduled to be Purchased is 113,891,049 shares, which is obtained by way of the total number of issued shares (134,866,665 shares) as of June 30, 2011, as set forth in the 51st Term - First Quarter Report filed by the Target on August 12, 2011, plus the maximum number of Shares of the Target which may be issued or transferred by the last day of the Tender Offer Period as a result of the exercising of the Stock Acquisition Rights and the stock acquisition rights attached to the Bonds with Stock Acquisition Rights (including Shares of the Target which may be issued or transferred on or after June 30, 2011 by today as a result of the exercising of the Stock Acquisition Rights and the stock acquisition rights attached to the Bonds with Stock Acquisition Rights) (i.e., 15,000,117 shares, which is the total number obtained by adding (i) 26,550 shares, which is the number of the Shares of the Target to be issued upon exercise of the First Series of Stock Acquisition Rights as of May 31, 2011, as set forth in the 50th Term – Annual Securities Report filed by the Target on June 27, 2011, (ii) 33,000 shares, which is the number of the Shares of the Target to be issued upon exercise of the Second Series of Stock Acquisition Rights, as set forth in the same annual report (iii) 46,950 shares, which is the number of the Shares of the Target to be issued upon exercise of the Third Series of Stock Acquisition Rights, as stated in the Announcement of Issue Price for Stock Options Granted as Compensation for Directors and Executive Officers announced by the Target on August 5, 2011 and (iv) 14,893,617 shares, which is the number obtained by (a) multiplying the number of the stock acquisition rights attached to the Bonds with Stock Acquisition Rights as of May 31, 2011 (4,200 units), as set forth in the 50th Term – Annual Securities Report, by JPY10,000,000, which is the par value of the Bonds with Stock Acquisition Rights, and then by (b) dividing the result of (a) by JPY2,820, which is the valid conversion price as of the commencement date of the Tender Offer; the “Number of Shares to be Issued by Exercise of Stock Acquisition Rights”) minus the number of shares held by the Target as of June 30, 2011, as set forth in the 51st Term - First Quarter Report filed by the Target on August 12, 2011 (8,048,983 shares) and the number of the Shares of the Target held by the Tender Offeror as of the commencement date of the Tender Offer (27,926,750 shares). According to the Target, during the period from June 1, 2011 through June 30, 2011, none of the Stock Acquisition Rights or the stock acquisition rights attached to the Bonds with Stock Acquisition Rights were exercised, and no change was made in the number of the Shares of the Target to be issued upon exercise of the Stock Acquisition Rights nor the stock acquisition rights attached to the Bonds with Stock Acquisition Rights nor the number of voting rights corresponding thereto.

(Note 5) There is the possibility that the Stock Acquisition Rights and the stock acquisition rights attached to the Bonds with Stock Acquisition Rights are exercised prior to the last day of the Tender Offer Period; the Shares of the Target issued or transferred pursuant to such exercising of rights will also be subject to the Tender Offer.

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(6) Changes in Ownership Percentage of Share Certificates, Etc. as a Result of Tender Offer

Number of Voting Rights Represented by Share Certificates, Etc. Held by the Tender Offeror before the Tender Offer	558,535 units	(Ownership Percentage of Share Certificates, Etc. before the Tender Offer : 19.69%)
Number of Voting Rights Represented by Share Certificates, Etc. Held by Special Related Parties before the Tender Offer	Not confirmed yet	(Ownership Percentage of Share Certificates, Etc. before the Tender Offer : Not confirmed yet)
Number of Voting Rights Represented by Share Certificates, Etc. Scheduled to be Purchased	2,277,820 units	(Ownership Percentage of Shares Certificates, Etc. after the Tender Offer : 100.00%)
Total Number of Voting Rights of Shareholders, Etc. of the Target	2,535,922 units

(Note 1) The “Number of Voting Rights Represented by Share Certificates, Etc. Scheduled to be Purchased” is the number of voting rights relating to the Number of Shares Scheduled to be Purchased through the Tender Offer (113,891,049 shares).

(Note 2) The “Number of Voting Rights Represented by Share Certificates, Etc. Held by Special Related Parties before the Tender Offer” is not confirmed at present, but will be examined and is scheduled to be disclosed by October 18, 2011, which is the commencement date of the Tender Offer. Further, “Number of Voting Rights Represented by Share Certificates, Etc. Held by Special Related Parties before the Tender Offer” will not be added for the purpose of calculating the “Ownership Percentage of Share Certificates, Etc. after the Tender Offer”, because the share certificates, etc. held by special related parties may be purchased in the Tender Offer.

(Note 3) The “Total Number of Voting Rights of Shareholders, Etc. of the Target” is the total number of voting rights of all shareholders as of June 30, 2011 as set forth in the 51st Term – First Quarter Report filed by the Target on August 12, 2011 (based on the number of shares of 1 unit as 50 shares). However, since the shares less than one unit, the Stock Acquisition Rights and the Bonds with Stock Acquisition Rights are also subject to the Tender Offer, in calculating the “Ownership Percentage of Share Certificates, Etc. before the Tender Offer” and “Ownership Percentage of Share Certificates, Etc. after the Tender Offer,” the total number of voting rights (2,836,355 units), corresponding to the number of shares (141,817,799 shares), which is obtained by adding (A) the number (126,817,682 shares) obtained by deducting the number of treasury shares held by the Target as of June 30, 2011 (8,048,983 shares) from the total number of issued shares (134,866,665 shares) as of June 30, 2011, as set forth in 51st Term – First Quarter Report, to (B) the Number of Shares to be Issued by Exercise of Stock Acquisition Rights (i.e., 15,000,117 shares, which is the total number obtained by adding (i) 26,550 shares, which is the number of the Shares of the Target to be issued upon exercise of the First Series of Stock Acquisition Rights as of May 31, 2011, as set forth in the 50th Term – Annual Securities Report filed by the Target on June 27, 2011, (ii) 33,000 shares, which is the number of the Shares of the Target to be issued upon exercise of the Second Series of Stock Acquisition Rights as set forth in the same annual report, (iii) 46,950 shares, which is the number of the Shares of the Target to be issued upon exercise of the Third Series of Stock Acquisition Rights, as stated in the Announcement of Issue Price for Stock Options Granted as Compensation for Directors and Executive Officers announced by the Target on August 5, 2011 and (iv) 14,893,617 shares, which is the number obtained by (a) multiplying the number of the stock acquisition rights attached to the Bonds with Stock Acquisition Rights as of May 31, 2011 (4,200 units), as set forth in the 50th Term – Annual Securities Report, by JPY10,000,000, which is the par value of the Bonds with Stock Acquisition Rights, and then by (b) dividing the result of (a) by JPY2,820, which is the valid conversion price as of the commencement date of the Tender Offer), is used as the denominator. According to the Target, during the period from June 1, 2011 through June 30, 2011, none of the Stock Acquisition Rights or the stock acquisition rights attached to the Bonds with Stock Acquisition Rights was exercised, and no change were made in the number of the Shares of the Target to be issued upon exercise of the Stock Acquisition Rights nor the stock acquisition rights attached to the Bonds with Stock Acquisition Rights nor the number of voting rights corresponding thereto.

(Note 4) The “Ownership Percentage of Share Certificates, Etc. before the Tender Offer” and the “Ownership Percentage of Share Certificates, Etc. after the Tender Offer” are rounded to the second decimal place.

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(7) Aggregate Purchase Price

Aggregate Purchase Price	JPY 88,835,018,220

(Note 1)        “Aggregate Purchase Price” is the price obtained by multiplying the Number of Shares Scheduled to be Purchased (113,891,049 shares) by the Tender Offer Price (JPY780) per share.

(8)	Settlement method

(i)	Name and the location of the head office of a financial instruments business operator, a bank, etc. handling the settlement

SMBC Nikko Securities Inc. 3-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo, Japan

(ii)	Settlement start date

Wednesday, December 7, 2011

(iii)	Settlement method

A notice on purchase under the Tender Offer will be mailed to the address of the persons who grant an approval for the purchase of shares, etc. or apply for the sale of shares pertaining to the Tender Offer (the “Applicant Shareholders”) (or, in the case of shareholders who are resident in a foreign nation (including shareholders who are judicial persons; hereinafter referred to as “Foreign Shareholders”), the standing proxies of the Applicant Shareholders residing in Japan (the “Standing Proxies”)) without delay after the closing of the Tender Offer Period.

Purchase will be settled in cash. The tender offer agent will remit proceeds pertaining to the sale of shares to the address designated by Applicant Shareholders (or, in the case of Foreign Shareholders, their Standing Proxies) without delay after settlement begins in accordance with instructions made by the Applicant Shareholders (or, in the case of Foreign Shareholders, their Standing Proxies).

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(iv)	Procedure for returning share certificates, etc.

In case the Tender Offeror decides not to acquire any of the tendered shares in accordance with provisions of “(ii) Conditions of withdrawal of the Tender Offer and procedure for disclosure of withdrawal” under “(9) Other terms and procedures for the Tender Offer” below, share certificates, etc. that need to be returned will be returned the second business day after the last day of the Tender Offer Period (or, in case of withdrawal of the Tender Offer, the date of such withdrawal) in the following manner:

(a)

With respect to capital stock, the tendered shares will be restored to the original state at the time of the application (meaning the state of the shares under which they are no longer subject to the execution of the order to apply for the Tender Offer) in the account of the Applicant Shareholders under their names with the tender offer agent.

(b)

With respect to the Stock Acquisition Rights, documents submitted at the time of the application will be mailed or delivered to each Applicant Shareholder (or the Standing Proxies in the case of Foreign Shareholders).

(c)

With respect to the Bonds with Stock Acquisition Rights, documents submitted at the time of the application will be mailed or delivered to each Applicant Shareholder (or the Standing Proxies in the case of Foreign Shareholders) and the Bonds with Stock Acquisition Rights held by Euroclear Bank S.A./N.V. will be restored to the original state at the time of the application.

(9)	Other terms and procedures for the Tender Offer

(i)

Conditions described in each item of Article 27-13, Paragraph 4 of the Financial Instruments and Exchange Act (Law No. 25 of 1948 including any subsequent amendments thereto; hereinafter referred to as the “Act”)

There will be no maximum or minimum amount set for the number of shares scheduled to be purchased. Accordingly, the Tender Offeror will acquire all of the tendered shares.

(ii)	Conditions of withdrawal of the Tender Offer and procedure for disclosure of withdrawal

If any of the events described in Item 1 (i) through (ix), (xii) through (xviii), Item 3 (i) through (viii) and (x), Item 4, and Item 5 of Paragraph 1 of Article 14, and Items 3 through 6 of Paragraph 2 of Article 14 of the Order for Enforcement of the Financial Instruments and Exchange Act (Cabinet Order No. 321 of 1965 including any subsequent amendments thereto; hereinafter referred to as the “Order”) occurs, the Tender Offer may be withdrawn.

The event referred to by Item 3 (x) of Paragraph 1 of Article 14 of the Order shall be the event where it has been found that any of the statutory disclosure documents submitted by the Target in the past contained a fake statement about important matters or omitted a statement on important matters that should be stated, which is considered to be similar to those listed in (i) through (ix) of said item.

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In the case where, by the day preceding the completion of the Tender Offer Period (as extended) (a) the Target has received prior notice of a cease and desist order from the Fair Trade Commission of Japan, which directs the Target to dispose of all or part of the Shares of the Target or to transfer any part of its businesses, (b) the waiting period has not ended or (c) the Target has had an urgent temporary suspension order filed against it by the court on the grounds that the Target is suspected of acting in violation of Article 10, Paragraph 1 of the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (Law No.54 of 1947 including any subsequent amendments thereto), the Tender Offeror may withdraw the Tender Offer on the grounds that the Tender Offeror could not obtain the “permits” described in Article 14, Paragraph 1, Item 4 of the Order.

In case of withdrawal, an electronic public notice will be placed and a notification to that effect will be placed on the Nihon Keizai Shimbun. However, if it is impractical to place such public notice by the last day of the Tender Offer Period, the Tender Offeror will make an announcement in accordance with the method prescribed in Article 20 of the Cabinet Office Ordinance on the Disclosure of Takeover Bids by Non-issuers (Ordinance of the Ministry of Finance No. 38 of 1990 including any subsequent amendments thereto; hereinafter referred to as the “Ordinance”) and place a public notice immediately thereafter.

(iii)	Conditions for and details of reducing purchase price and procedure for disclosure of price reduction

In case the Target takes any of the actions set out in Article 13, Paragraph 1 of the Order during the Tender Offer Period pursuant to the provisions of Article 27-6, Paragraph 1, Item 1 of the Act, the Tender Offeror may reduce the purchase price in accordance with the standard set forth in Article 19, Paragraph 1 of the Ordinance. In case of such price reduction, an electronic public notice will be placed and a notification to that effect will be placed on the Nihon Keizai Shimbun. However, if it is impractical to place such public notice by the last day of the Tender Offer Period, the Tender Offeror will make an announcement in accordance with the method prescribed in Article 20 of the Ordinance and place a public notice immediately thereafter.

In the case where the purchase price is reduced, share certificates, etc. for which the application was made prior to the date of such public notice, will be also purchased at the reduced price.

(iv)	Right of Applicant Shareholders for termination of agreement

Applicant Shareholders may terminate an agreement pertaining to the Tender Offer at any time during the Tender Offer Period. Applicant Shareholders intending to terminate an agreement are required to deliver or send by mail a document stating the intention to terminate an agreement pertaining to the Tender Offer (the “Termination Document”) to the person specified below by 15:30 (TOKYO) on the last day of the Tender Offer Period. (Business hours may be different depending on the sales office.

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Please follow the procedure described above after inquiring the business hours of the sales office to be used.) In the case where a Termination Document is mailed, it must arrive at the person specified below by 15:30 (TOKYO) on the last day of the Tender Offer Period (Business hours may be different depending on the sales office. Please follow the procedure described above after inquiring the business hours of the sales office to be used.).

Person who is granted the authority to receive Termination Documents

SMBC Nikko Securities Inc. 3-1, Marunouchi 3-chome, Chiyoda-ku,

Tokyo, Japan

(Other sales offices of SMBC Nikko Securities Inc. located in Japan)

The Tender Offeror will not demand compensations or payments of penalty for breach of contract to an Applicant Shareholder on the ground that he/she has terminated an agreement.

(v)	Procedure for disclosure of changes in purchasing terms

The Tender Offeror may change the purchasing terms during the Tender Offer Period except in the case where such change is prohibited by Article 27-6 of the Act and Article 13 of the Order. In the case where the Tender Offeror intends to change the purchasing terms, it will make an electronic public notice of the detail and publish a notification on the Nihon Keizai Shimbun to that effect. However, if it is impractical to place such public notice by the last day of the Tender Offer Period, the Tender Offeror will make an announcement in accordance with the method prescribed in Article 20 of the Ordinance and place a public notice immediately thereafter. When changes are made into the purchasing terms, share certificates, etc. for which the application was made prior to such public announcement, will be purchased under the changed purchasing terms.

(vi)	Procedure for disclosure of the submission of amendments to the registration statement

In case an Amendment Statement is filed to the Director of the Kanto Local Financial Bureau, the Tender Offeror will immediately announce the contents of the Amendment Statement, but only with respect to amendments affecting the contents of the public notice on the commencement of the Tender Offer, in accordance with the method prescribed in Article 20 of the Ordinance. In addition, the Tender Offeror will immediately amend the Tender Offer Explanatory Statement , and provide an amended version thereof to the Applicant Shareholders who have already received the Tender Offer Explanatory Statement in order to reflect such amendments. However, if the amendments are minor, the Tender Offeror will draw up a document that contains reasons for the amendments, the items that have been amended and the details of the amendments, and send such document to the Applicant Shareholders in order to reflect such amendments.

(vii)	Procedure for disclosure of results of the Tender Offer

The results of the Tender Offer will be announced in accordance with the procedures prescribed in Article 9-4 of the Order and Article 30-2 of the Ordinance on the following day of the last day of the Tender Offer Period.

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(viii)	Others

(a)	In certain jurisdictions, distribution of Tender Offer Registration Statement, Tender Offer Explanatory Statement or other documents relating to the Tender Offer (the “Offer Documents”) may be restricted by the relevant laws. Any person who obtains any Offer Documents is required to be aware of and comply with the restrictions.
(b)	The communication through the Offer Documents is not made or has not been approved, by any person authorised for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, the Offer Documents are not distributed to or shall not be circulated among the general national in the United Kingdom, but are intended to be distributed only to the persons outside the United Kingdom, investment professionals (as defined in Article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “FPO”), the persons who fall within Article 49 of the FPO, and any other persons to whom the Offer Documents may lawfully be communicated in accordance with the FPO. Only the above persons may participate or engage in the transactions to which the Offer Documents relate.
(c)	None of the Offer Documents have been submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (CONSOB) in accordance with the laws and regulations of the Republic of Italy (“Italy”). Accordingly, the Tender Offer shall not be made and none of the Offer Documents shall be distributed or otherwise made available in Italy, unless the Bondholder is the qualified investor under Rule 11971 of CONSOB regulations dated 14 May 1999 acting on its own account, or in any other circumstances where an express exemption under the above Rule or the Legislative Decree no. 58 of 24 February, 1998 applies.
(d)	None of the Offer Documents have been submitted to or will be submitted for approval by the Autorité des services et marches financiers in the Kingdom of Belgium (“Belgium”). Accordingly, the Tender Offer shall not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the law of 1 April 2007 relating to tender offer as amended or replaced from time to time. It shall be made only to the qualified investors as defined in Article 10 of the law of 16 June 2006 relating to public offering and admission to trading on regulated markets of securities, acting on their own account, and shall not be subscribed by any person other than the above qualified investors. The Offer Documents shall be distributed only to the above persons, and any information contained in the Offer Documents shall not be used for any other purpose or disclosed to any other person.
(e)	The Tender Offer shall not be made, directly or indirectly, to the general national in French Republic (“France”). None of the Offer Documents have been or shall in future be distributed to the general national in France.
(f)	In the jurisdictions where an offer for purchase or a solicitation of offer for sale of any common shares, the Stock Acquisition Rights or the Bonds with Stock Acquisition Rights to which the Offer Documents relate is not lawful, the Offer Documents shall not constitute the offer or solicitation. In any of the above jurisdictions, the subscription by a shareholder, a holder of the Stock Acquisition Rights or a holder of the Bonds with Stock Acquisition Rights shall not be accepted.
(g)	Upon subscription for the Tender Offer, the Applicant Shareholder (or, in the case of Foreign Shareholders, their Standing Proxies) shall be deemed to have given the following representations and warranties:

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(i)	solicitation relating to the Tender Offer to the Applicant Shareholder is lawful in accordance with the applicable laws and regulations;
(ii)	the Applicant Shareholder is neither located or resides in the United Kingdom, or, if it does, it is an investment professional (as defined in the FPO) or any other person to who the communicate through the Offer Documents can be made lawfully under the FPO;
(iii)	the Applicant Shareholder is neither located or resides in Belgium, or, if it does, it is a qualified investor as defined in Article 10 of the law of 16 June 2006 relating to public offering and admission to trading on regulated markets of securities, acting on its own account;
(iv)	the Applicant Shareholder is neither located or resides in Italy, or, if it is a Bondholder, it is the qualified investor under Rule 11971 of CONSOB regulations dated 14 May 1999, or an express exemption under the above Rule or the Legislative Decree no. 58 of 24 February 24, 1998 applies; and
(v)	the Applicant Shareholder is neither a resident nor a national of France.

(10)	The date of the public notice on the commencement of the Tender Offer

Tuesday, October 18, 2011

(11)	Tender offer agent

SMBC Nikko Securities Inc. 3-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo, Japan

3.  Others

(1) Agreements between the Tender Offeror and the Target or its Directors and Officers

The Tender Offeror has obtained from the Board of Directors of the Target an opinion in favor of the Tender Offer. In addition, in connection with the Transaction, SMFG, the Tender Offeror and the Target have entered into the Basic Agreement dated as of September 30, 2011, and SMFG and the Target have entered into the Share Subscription Agreement dated as of the same date.

(2) Other Information Deemed to be Necessary for Investor’s Decision of the Target

According to the Target, in the consumer finance industry, companies in the industry are facing a severe business environment due to the strengthening of interest rate ceiling regulation and the market scale reduction associated with implementation of restriction on total volume for money lending, while the number of interest refund claims hovering at a high level, and have been forced to experience a decrease in their consumer loans outstanding. In such a challenging business, the Target has been making efforts to improve its management base by carrying out a cost structure reform and the streamlining of group management resources, through selection and concentration thereof, based on the Business Structural Reform Plan that the Target announced in January 2010.

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However, as stated in the “Announcement of Revision of Earnings Forecast and Dividends Forecast” released today, the Target is required to additionally provide the interest repayments-related allowance (including the allowance for losses on interest repayments and the allowance for credit losses which is to be applied to the principal related to interest repayments) so that the amount thereof will be approximately JPY390 billion at the end of the second quarter of the fiscal year ending March 31, 2012. Therefore, the Target will implement additional provision of the interest repayments-related allowance; in connection therewith the Target recognized a net loss of JPY 203.4 billion in the 6 months period of the fiscal year ending September 30, 2011 and resolved at a meeting of the Board of Directors held in September 30, 2011 to amend earnings and dividend forecasts for the fiscal year ending March 31, 2012. In addition, the Target resolved at such meeting of the Board of Directors that they would distribute no year-end dividend for the fiscal year ending March 31, 2012.

In such circumstances, according to the Target, the Target has decided that it is essential to promptly improve its impaired financial base by sufficiently preparing for the issue of claims for interest repayments, which is a significant constraint on the Target’s financial base, and to enable the promotion of aggressive policies toward future growth strategies, and therefore has come to the decision to implement the Third-Party Allotment.

The amount planned to be procured through the Third-Party Allotment is approximately JPY120 billion. The Target has come to the decision that as a method to procure such a large amount of required funds in a prompt and reliable manner and strengthen the financial base, the Third-Party Allotment where the accepting party is SMFG group, which intends to, in the medium to long term, emphasize the consumer finance business as a part of its retail business line-up supporting individual consumption and has already placed the Target group as one of the core players of the consumer finance business, is a reasonable option in terms of management and is the most effective measure. The Target has decided that the Third-Party Allotment will (i) enable SMFG group to further strengthen and nurture the consumer finance business, which is one of the core businesses in the retail business, in terms of cross-selling to individuals and (ii) contribute to the enhancement of the enterprise value of the Target that aims to “realize the No. 1 consumer finance company both in quality and quantity.”

According to the Target, in accordance with the above-mentioned judgment, the Target, at its board meeting held on September 30, 2011, resolved the Third-Party Allotment that designates SMFG and the Tender Offeror as the party to which shares will be allotted, under the conditions that the closing date is December 26, 2011, the number of new shares to be issued is 451,977,400 shares, the amount to be paid per share is JPY531, and the total amount to be paid is JPY239,999,999,400. However, it has been agreed, in the Share Subscription Agreement entered into by and between SMFG and the Target as of September 30, 2011, that 225,988,700 shares of the offered shares (the total amount to be paid: JPY119,999,999,700) will be allotted to SMFG (or the Tender Offeror, if SMFG designates separately) through the third-party allotment, and it is planned that, only for such number of shares, only either of SMFG or the Tender Offeror will subscribe them. In other words, in the Third-Party Allotment, shares will finally be allotted to only either of SMFG or the Tender Offeror, and the party to which shares will not be allotted will lose its rights to subscribe such shares; therefore, the actual number of shares to be issued will be 225,988,700 shares that is half of the above-mentioned number of new shares to be issued, i.e., 451,977,400 shares. In addition, SMFG and the Tender Offeror, at their respective board meetings held on September 30, 2011, resolved the subscription of the Target’s Third-Party Allotment by SMFG or the Tender Offeror. The allotted party of the Third-Party Allotment will be determined, around early December, to be SMFG if Making Promise Wholly-owned Subsidiary is expected to be implemented, or the Tender Offeror, if it is not expected to be implemented, based on the result of the Tender Offer and considering whether or not the Making Promise Wholly-owned Subsidiary will be implemented. In accordance with such resolution, SMFG and the Target have entered into the Share Subscription Agreement dated as of September 30, 2011 with respect to the Third Party Allotment. Please refer for more details the press release by Promise dated September 30, 2011, entitled “Announcement of Issuance of New Shares through Third-Party Allotment”.

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III. Third-Party Allotment

1. Overview of the Third-Party Allotment

Promise, at its board meeting held on September 30, 2011, resolved the Third-Party Allotment mentioned below that designates SMFG and SMBC as the party to which shares will be allotted.

Class of stock: Common stock of Promise Co., Ltd.

Number of new shares to be issued: 451,977,400 shares

Issue price: JPY531 per share

Total amount of issue price: JPY239,999,999,400

Closing date: December 26, 2011

Party receiving allotment: SMFG and SMBC

It has been agreed, in the Share Subscription Agreement entered into by and between SMFG and Promise as of September 30, 2011, that 225,988,700 shares of the offered shares (the total amount to be paid: JPY119,999,999,700) will be allotted to SMFG (or the Tender Offeror, if SMFG designates separately) through the third-party allotment, and it is planned that, only for such number of shares, only either of SMFG or the Tender Offeror will subscribe them. In other words, in the Third-Party Allotment, shares will finally be allotted to only either of SMFG or the Tender Offeror, and the party to which shares will not be allotted will lose its rights to subscribe such shares; therefore, the actual number of shares to be issued will be 225,988,700 shares that is half of the above-mentioned number of new shares to be issued, i.e., 451,977,400 shares. The allotted party will be determined, around early December, to be SMFG if Making Promise Wholly-owned Subsidiary is expected to be implemented, or SMBC, if it is not expected to be implemented, based on the result of the Tender Offer and considering whether or not the Making Promise Wholly-owned Subsidiary will be implemented.

Please refer for more details the press release by Promise dated September 30, 2011, entitled “Announcement of Issuance of New Shares through Third-Party Allotment”. The Third-Party Allotment shall be performed for the purpose of strengthening Promise’s financial base and is scheduled to be implemented regardless of the result of the Tender Offer (provided, however, that the certain conditions for subscription have been agreed, including no change to or no retraction of the resolution by the board meeting with respect to the expression of their opinion in favor of the Tender Offer by the Board of Directors of Promise and to recommend that the shareholders of Promise tender their shares in the Tender Offer.)

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2. Rationale for Conditions of Issuance

(1) Grounds for Calculation of the Amount to be Paid in and the Specific Details Thereof

According to the press release by Promise dated September 30, 2011, entitled “Announcement of Issuance of New Shares through Third-Party Allotment”, the amount to be paid in was decided to be JPY531 (rounded down to the nearest whole number), which is the amount obtained by multiplying the closing price of Promise’s common stock at TSE First Section on September 29, 2011, which is one business day prior to the date of the resolution made at the Board of Directors’ meeting regarding the Third-Party Allotment, by 0.95. Promise engaged E&Y which is a third-party appraisal institution independent from SMFG, SMBC and the Target, requested a calculation of the share value of Promise, and acquired the share valuation report from E&Y as of September 28, 2011. According to the Target, the results of E&Y’s calculation of the share value are as follows;

In calculating the Target’s share value, E&Y examined the Target’s business plans and other relevant information provided by the Target and determined that it would be appropriate to evaluate them from various perspectives. Accordingly, E&Y calculated the Target’s share value by the market price method, the discounted cash flow method (the DCF Method) and the adjusted book value method.

(a)	Market price method

E&Y adopted the market price method, considering that it was a method for deciding a share value based on the listed company’s share price traded on a stock market, and therefore was the most objective valuation method suitable for evaluating the share value of a listed company. E&Y calculated that the value of the Target’s common shares was in the range of JPY492 to JPY722 per share, based on the maximum value and the minimum value of the closing prices of the Target’s common shares on the TSE First Section from May 16, 2011, the following business day of May 13, 2011, when the Target announced the financial results for the fiscal year ended March 2011, to September 28, 2011.

(b)	DCF method

E&Y adopted the DCF method, considering that it was an evaluation method based on the future cash flow (profit-earning capacity) generated from a company’s business activities and therefore was appropriate for evaluating the value of a going concern. Based on the Target’s business plans and other relevant information provided by the Target, E&Y calculated that the value of the Target’s common shares was in the range of JPY312 to JPY569 per share, by discounting the future cash flow that belongs to the Target shareholders to arrive at the present value by using a certain discount rate.

(c)	Adjusted book value method

E&Y adopted the adjusted book value method, considering that it was a method for evaluating the share value by the net asset value on the basis of the assets and liabilities on the balance sheet, reflecting a latent gain or loss based on the market value, and therefore was an appropriate valuation method for the Target, whose primary assets were financial assets. E&Y calculated the adjusted net asset value by adjusting the book value on the Target’s consolidated balance sheet as of March 31, 2011, by the amount of increase or decrease resulting from the market value evaluation of its assets and liabilities and by reflecting the changes in the book value during the period from March 31, 2011 to June 30, 2011. E&Y accordingly calculated that the value of the Target’s common shares was in the range of JPY97 to JPY193 per share.

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E&Y has assumed that the public information, financial information and all other information provided by the Target that E&Y examined in calculating the Target’s share value was accurate and complete, and has not independently verified the accuracy or completeness of such information. E&Y has also assumed that the financial forecasts and other information related to the future provided by the Target were reasonably prepared based on the best forecasts and decisions that the Target management were able to render at the time, and that the Target’s financial status is subject to change depending on the forecasts of its management. E&Y has relied on such forecasts and related materials without performing an independent investigation. The calculation of the Target’s share value by E&Y reflects the content of “Announcement of Revision of Earnings Forecast and Dividends Forecast” released as of September 30, 2011, additional information regarding the Target, and economic conditions and other relevant factors available up to September 28, 2011.

After examination of the results of the calculation of the share value, the Target determined that the share value based on the most recent market value is appropriate because the most recent market value is in the range of the results of the valuations based on the various method in the share valuation report, or higher than the results of the valuations. After comprehensive consideration of the market conditions of the Target’s shares, the possibility of market fluctuation up to the payment date and the number of shares issued by the Target, the Target’s financial status, the business environment, and the possibility of subscription by the allottee, etc., the Target determined the amount to be paid in above.

The amount to be paid in above shall be (a) 0.6% (rounded to one decimal place) premium for JPY528 (rounded down to the nearest whole number) of the average of the closing prices of Promise’s common stock at the TSE for a one (1) month period (from August 30, 2011 to September 29, 2011), (b) 11.8% (rounded to one decimal place) discount for JPY602 (rounded down to the nearest whole number) of the average of the closing prices of Promise’s common stock at the TSE for a three (3) month period (from June 30, 2011 to September 29, 2011), and (c) 12.2% (rounded to one decimal place) discount for JPY605 (rounded down to the nearest whole number) of the average of the closing prices of Promise’s common stock at the TSE for a six (6) month period (from March 30, 2011 to September 29, 2011) up to one business day preceding the date of the resolution made at the Board of Directors’ meeting regarding the Third-Party Allotment (September 29, 2011).

According to Promise, Promise determined that based on the closing price of Promise’s common stock one business day preceding the date of the resolution made at the Board of Directors’ meeting regarding the Third-Party Allotment, the amount to be paid in above is in compliance with the principle of the “Guidelines for the Handling of capital increase through Third-Party Allotment” of the Japan Securities Dealers Association, and the Third-Party Allotment is not ‘particularly favorable’ (provided in Article 199, paragraph (3) of the Companies Act.) to SMFG or SMBC.

According to Promise, of the directors of Promise, Mr. Shozo Watanabe was an employee of SMBC up to 2011, and Mr. Masahiko Iwanami was an employee of SMBC up to 2010. Thus, they have not participated in the deliberations and resolution regarding the Transactions, including the Third-Party Allotment, at Promise’s Board of Directors’ meeting for the purpose of avoiding conflicts of interest, nor have they participated in the consultations and the negotiations with SMFG or SMBC. At the Board of Directors’ meeting held on September 30, 2011 regarding the Third-Party Allotment, all directors of Promise, excluding the two (2) directors above, attended and unanimously resolved as above. Also, the Board of Directors’ meeting above was attended by all four (4) of Promise’s auditors (including two (2) external auditors), and all of them stated that they had no objection to the resolution above. Also, on the same date as that of the share value calculation statement above, Promise obtained an opinion from E&Y that the amount to be paid in for the Third-Party Allotment is appropriate from a financial point of view within a certain extent for the shareholders of Promise’s common stock, other than SMBC, considering that the amount to be paid in is in the range of the results of the valuations based on the various method in the share valuation report, or higher than the results of the valuations, and other factors.

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(2) Grounds for Determining that the Number of Shares to be Issued and Scale of the Dilution of Shares were Appropriate

According to the press release by Promise dated September 30, 2011, entitled “Announcement of Issuance of New Shares by Third-Party Allotment”, the number of shares to be added through the Third-Party Allotment is 225,988,700 shares (4,519,774 voting rights), and the dilution rate is 167.6% (percentage of the voting rights is 178.2%) (rounded to three decimal places). However, as mentioned above, Promise considers that through the Third-Party Allotment, as well as enabling improvement of Promise’s impaired financial base at an early stage through drastic measures to the claims for interest repayments, further enhancement of the relationship with SMFG group and the execution of positive sales development for medium to long-term profit expansion will be made possible, and will thus contribute to the enhancement of Promise’s corporate value and share value. Therefore, Promise determined that the number of shares to be issued and scale of the dilution of shares in the Third-Party Allotment was appropriate for the existing shareholders as well.

According to Promise, Promise established a third-party committee comprised of total of three (3) persons: one (1) attorney-at-law, and two (2) external auditors independent from Promise; and Promise obtained an opinion from the third-party committee that recognizes the necessity to procure funds through the Third-Party Allotment and that the manner and the terms and conditions of issue are appropriate (including the fact that the decision at Promise’s Board of Directors’ meeting on the Third-Party Allotment is not unfavorable to Promise’s minority shareholders other than SMBC, and that the Third-Party Allotment is not ‘particularly favorable’ (provided in Article 199, paragraph (3) of the Companies Act.) to SMFG or SMBC.

3. Number of Shares to be Allotted to SMFG Group and status of SMFG Group’s Ownership of Shares before and after the Third-Party Allotment

1. Ownership before the Third-Party Allotment	Common stock: 27,926,750 shares Number of voting rights: 558,535 Shareholding Ratio: 20.71%
2. Number of Shares to be Allotted	Common stock: 225,988,700 shares Number of voting rights: 4,519,774 Issue price per share: JPY 531 Total amount of issue price: JPY 119,999,999,700
3. Ownership after the Third-Party Allotment	Common stock: 253,915,450 shares Number of voting rights: 5,078,309 Shareholding Ratio: 70.36%

(Note) “Ownership” is the aggregate number of the Shares of the Target held by SMFG and SMBC. All 27,926,750 shares, which are “Ownership before the Third-Party Allotment,” are held by SMBC. “Ownership after the Third-Party Allotment” does not include the number of shares to be acquired by the Tender Offer.

4. Schedule

(1)	Resolutions of Board Meetings (SMFG, SMBC and Promise)	September 30, 2011 (Friday)
(2)	Execution of the Basic Agreement (SMFG, SMBC and Promise)	September 30, 2011 (Friday)
(3)	Execution of the Share Subscription Agreement (SMFG and Promise)	September 30, 2011 (Friday)
(4)	Closing Date of the Third-Party Allotment	December 26, 2011 (Monday) (Scheduled)

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IV. Entering into Basic Agreement in Connection with the Transaction

SMFG, SMBC and Promise today entered into the Basic Agreement in connection with the Transaction. For the details, please refer to the release, “Notice Regarding Conclusion of Basic Agreement for Making Promise a Wholly-owned Subsidiary of SMFG” issued as of September 30, 2011 by SMFG, SMBC and Promise.

V. Policies, etc. after the Tender Offer and the Third-Party Allotment and Future Prospects

1. Policies, etc. after the Tender Offer and the Third-Party Allotment

For the policies, etc. after the Tender Offer and the Third-Party Allotment, please refer to “I. Purpose and Background of the Transaction,” and “(1) Overview of the Tender Offer,” “(3) Policies on Organizational Restructuring Following the Tender Offer (Matters Relating to the Second-Step Takeover)” and “(4) Expected Delisting and Reasons Thereof” of “1. Overview of Purchase, etc.” of “II. Tender Offer.”

2. Prospects of Impact on Future Results

There will be no revision to SMFG’s earnings forecast for the fiscal year ending March 31, 2012, in connection with the Tender Offer and the Third-Party Allotment. Regardless of the result of the Tender Offer and the allottee of the Third-Party Allotment, Promise will become a consolidated subsidiary of SMFG after the completion of the Third-Party Allotment.

[Reference] Other releases issued as of today in connection with the Transaction.

- SMFG, SMBC and Promise

“Notice regarding Conclusion of Basic Agreement for Making Promise a Wholly-owned Subsidiary of Sumitomo Mitsui Financial Group”

- Promise

“Announcement of the Expression of Opinion in Favor of the Tender Offer by Sumitomo Mitsui Banking Corporation for Shares of the Company”

- Promise

“Announcement of Revision of Earnings Forecast and Dividends Forecast”

- Promise

“Announcement of Issuance of New Shares by Third Party Allotment”

End

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Precaution Statement

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This press release contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of SMFG and its management with respect to SMFG’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate”, “estimate”, “expect”, “intend”, “may”, “plan”, “probability”, “risk”, “project”, “should”, “seek”, “target” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include the fragility of any economic recovery, both globally and in Japan; SMFG’s ability to successfully implement its business and capital strategy; the success of our business alliances including those in the consumer finance industry; exposure to new risks as we expand the scope of our business; significant credit-related costs; declines in the value of SMFG’s securities portfolio. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this press release. SMFG undertakes no obligation to update or revise any forward-looking statements. Please refer to our most recent disclosure press releases such as our annual report or the registration statement on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as our earnings press release for a more detailed description of the risks and uncertainties that may affect our financial conditions, our operating results, and investors’ decisions.

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The transactions are made for the securities of the Target by the Tender Offeror, both of which are Japanese companies. It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Tender Offer, since the Tender Offeror and the Target are located in Japan and all of their officers and directors are residents of Japan. You may not be able to sue the Tender Offeror and the Target or their officers or directors in a Japanese court for violations of the U.S. securities laws. Finally, it may be difficult to compel the Tender Offeror and the Target and their affiliates to subject themselves to a U.S. court’s judgment.

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The Tender Offer is to be conducted in accordance with the procedures and information disclosure standards prescribed in the Financial Instruments and Exchange Act. However, these procedures and standards are not necessarily the same as the corresponding procedures and standards in the United States. In particular, Section 13(e) or Section 14(d) of the U.S. Securities Exchange Act of 1934, as amended, and the rules prescribed thereunder do not apply to the Tender Offer, and the Tender Offer does not conform to those procedures and standards.

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The financial advisors to the Tender Offeror and the Target, the Tender Offer agent and the Tender Offeror (including their respective affiliates), in the ordinary course of their secondary trading businesses, may engage during the Tender Offer Period in the purchase and sale of shares or stock acquisitions rights of the Target for their own account or for their customers’ accounts to the extent permitted under Japanese and U.S. securities laws and regulations.

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Please note that a person receiving information contained in this press release may be prohibited from purchasing the share certificates and other securities of the Target until twelve (12) hours have elapsed after the announcement of this press release (the announcement of this press release shall be deemed to be made at the time when this press release is disclosed through the service for inspection of disclosed information managed by Tokyo Stock Exchange during the afternoon of September 30, 2011) as a primary recipient of information under the insider trading regulations pursuant to the provisions of Paragraph 3 of Article 167 of the Financial Instruments and Exchange Act and Article 30 of the Financial Instruments and Exchange Act Enforcement Order. Should a person be subject to criminal, civil or administrative liability as a result of such purchase mentioned above, neither SMFG nor the Tender Offeror shall assume any responsibility therefor.

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This press release is for public announcement of the matters in relation to the Tender Offer for share certificates of the Target by the Tender Offeror, and it has not been prepared for the purpose of soliciting offers to sell, or offering to purchase, share certificates or other securities of Promise in connection with the Tender Offer. If you would like to offer your shares for sale in the Tender Offer, please ensure that you review the Tender Offer Explanatory Statement prepared by the Tender Offeror prior to offering your shares for sale and make the offer at your own discretion.

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This press release shall neither be, nor constitute a part of, an offer to sell or a solicitation thereof or a solicitation of an offer to purchase, any securities. Moreover, neither this press release (or any part thereof) nor the distribution thereof shall not be interpreted to be the basis of any agreement in relation to the Tender Offer, nor otherwise be relied on at the time any such agreement is concluded.

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Since there may be some nations or regions that legally restrict or limit the announcement, issuance or distribution of this press release, you are requested to take note of those restrictions or limitations and comply with any and all laws and regulations of such nations or regions. In nations or regions where the implementation of the Tender Offer is illegal, neither your receipt of this press release nor its translation shall be deemed as a solicitation of an offer to sell or an offer to purchase, the shares in connection with the Tender Offer, but shall be deemed as receipt of information distributed for reference purposes.

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All the procedures for the Transaction will be conducted in Japanese, unless provided for otherwise. All or part of the documents for the Transaction will be prepared in English; provided, however, that, if any discrepancy arises between English documents and Japanese documents, Japanese documents shall prevail.

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